                                                      Pursuant to Rule 424(b)(3)
                                                              File No. 333-92429
                                4,400,000 Shares

                              [DIGITALTHINK LOGO]

                                  Common Stock

                               ------------------

     Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "DTHK."

     The underwriters have an option to purchase a maximum of 660,000 additional shares of common stock to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.

                                                                               UNDERWRITING
                                                            PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                                             PUBLIC             COMMISSIONS         DIGITALTHINK
                                                       -------------------  -------------------  -------------------
Per Share............................................        $14.00                $0.98               $13.02
Total................................................      $61,600,000          $4,312,000           $57,288,000

     Delivery of the shares of common stock will be made on or about March 1, 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON

                                   CHASE H&Q

                                                              ROBERTSON STEPHENS

               The date of this prospectus is February 24, 2000.

                            DESCRIPTION OF GRAPHICS

     [Graphic that, from right to left, depicts a circle inside a circle connected by lines to three smaller circles connected to circles with ten customer logos connected by lines to the word "Learners," which is written vertically across the right-hand-side of the page. On the farthest right in the inner circle is the DigitalThink logo. The outer circle is split into four equal sections and labeled: "Content - Specially designed online courses available from any standard connection to the Internet"; "Technology - Highly scalable infrastructure, e-commerce functionality, and participant tracking and reporting capability": "Community - Personalized feedback from tutors and peers in a Web-based learning community"; and "Services - Outsourced content development, e-commerce hosting and delivery services". The smaller circles to the right are labeled: "Workforce Transformation (Learning for internal employees)"; "Sales Performance (Learning for internal and external sales channels)"; and "Customer Advocacy (Learning for our customers' customers)". The smaller circles to the right of the "Workforce Transformation" circle contain the logos of the following customers: KPMG, Cambridge Technology Partners, Amdahl and Hewlett-Packard. The smaller circles to the right of the "Sales Performance" circle contain the logos of the following customers: 3Com, Cisco Systems and Adobe. The smaller circles to the right of the "Customer Advocacy" circle contain the logos of the following customers: Charles Schwab, Lawson Software and Texas Instruments.]

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
PROSPECTUS SUMMARY...................    3
RISK FACTORS.........................    7
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS.................   18
USE OF PROCEEDS......................   18
DIVIDEND POLICY......................   18
CAPITALIZATION.......................   19
DILUTION.............................   20
SELECTED FINANCIAL DATA..............   21
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS......................   22
BUSINESS.............................   32

                                       PAGE
                                       ----
MANAGEMENT...........................   44
TRANSACTIONS WITH RELATED
  PARTIES............................   53
PRINCIPAL STOCKHOLDERS...............   55
DESCRIPTION OF CAPITAL STOCK.........   57
SHARES ELIGIBLE FOR FUTURE SALE......   61
UNDERWRITING.........................   63
NOTICE TO CANADIAN RESIDENTS.........   66
LEGAL MATTERS........................   67
EXPERTS..............................   67
ADDITIONAL INFORMATION...............   67
INDEX TO FINANCIAL STATEMENTS........  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL MARCH 20, 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     The following summary highlights information that we present more fully elsewhere in this prospectus. You should read this entire prospectus carefully.

                               DIGITALTHINK, INC.

     We provide online learning courses and services, which are designed, developed, deployed and delivered on an end-to-end basis. Our outsourced, Web-based courses enable customers to deliver learning to any participant who has access to the Internet using a standard Web browser. Our e-learning offerings are designed to enable our customers to deliver knowledge to a broad set of constituencies and provide customers the ability to monitor, track and measure student participation, performance and knowledge acquisition. Businesses purchase course registrations and offer those courses to participants, including their employees, distributors, suppliers and customers, a group which we refer to as the "extended enterprise." We have over 200 customers and over 180 online courses at December 31, 1999.

     Our e-learning products and services help customers meet their strategic business objectives by addressing their specific education requirements and delivering targeted, relevant information to increase the productivity of their employees, improve the effectiveness of their sales channels and enhance the knowledge and satisfaction of their customers. We initially focused on delivering information technology courses and have extended this focus to develop courses for customers in the technology, financial services, healthcare and telecommunications industries. Our current catalog of fully developed courses consists primarily of technology-oriented topics. We plan to expand the catalog to include courses on other subject matters.

     Our experience indicates that senior business executives recognize that a principal source of competitive advantage in today's knowledge-based economy is the depth and consistency of employee, distributor, supplier and customer knowledge. We believe businesses that successfully drive knowledge to this extended enterprise can maximize productivity and sustain a competitive advantage. Recognizing the need to establish, maintain and extend this advantage, businesses are spending significant amounts each year on learning.

     According to the Department of Education, in 1997 businesses spent approximately $55 billion primarily on in-person, instructor-led training. We believe e-learning will become a growing part of this market as e-learning is demonstrated to be more effective than, and becomes a more accepted alternative to, instructor-led training. Based on the experiences of our customers, instructor-led programs can be costly, ineffective, difficult to deploy to a dispersed set of participants and often provide no reliable way to track participants' progress or the effectiveness of learning programs.

     We host e-learning courses and services that are designed to deliver the knowledge necessary to compete in today's dynamic marketplace. Our approach to e-learning combines powerful delivery technologies, customized content, dedicated tutors and tools to track and report on course registrations and measure student participation and performance. In addition to hosting, we centrally manage all software and content. Our e-learning platform significantly reduces our customers' learning infrastructure costs and enables us to rapidly customize and update our courses. As more businesses use online learning courses, the online corporate learning market is projected to grow from $550 million in 1998 to more than $11.4 billion in 2003, according to International Data Corporation.

     Our Web-based technology can scale to deliver online content to thousands of concurrent participants who can access courses from anywhere, at anytime through a standard Web browser. This enables our customers to simultaneously educate large, geographically dispersed groups on new initiatives, products or processes. Our innovative instructional design encourages participants to interact with tutors and peers through e-mail and the Internet using chat rooms and discussion boards.

     We refer to our e-learning offering as a "solution" because we manage all aspects of e-learning on an end-to-end basis. We offer instructional and Web-design expertise. We also offer the technology necessary to deploy, deliver, track and monitor the learning process. In addition we provide access to a community of mentors and tutors that provide prompt responses to course participants. Our customers rely on this comprehensive solution to address and resolve the challenges of deploying e-learning. Our solution consists of previously developed catalog courses on a variety of topics and custom-designed courses built to address the specific needs of our customers. Our agreements generally permit us to use the content we develop for one customer in other courses.

     We intend to leverage our expertise in course design and delivery to establish the most effective e-learning courses and services for our customers as they expand their learning initiatives. Key elements of our strategy include:

     - enhancing our e-learning courses, services and delivery software;

     - developing long-term strategic relationships with our customers;

     - introducing new courses and leveraging our existing courses across multiple customers and industries;

     - expanding our sales network of learning resellers, consulting companies, co-developers partners and Internet portals; and

     - delivering our e-learning solutions in strategically targeted international markets.

     We generate revenues from participants registering for catalog or customized e-learning courses. We begin recognizing these Delivered Learning fees when a participant registers for a course. These fees are recognized ratably over the term of the course, which is typically six months. We also derive revenues from contracts that require us to develop custom-tailored e-learning solutions. Typically, these Learning Solution service revenues are generated from implementation services, course content development, instructional plan design and release of the course for access by participants. Learning Solution service revenues are recognized as earned on a percentage of completion basis.

     We will encounter various risks and uncertainties in connection with the implementation of our strategy. These include uncertainties regarding acceptance of e-learning, uncertainties associated with our plans to develop and acquire new course offerings and uncertainties associated with attracting and retaining skilled employees. In addition, we have an accumulated deficit of $34.1 million at December 31, 1999 and anticipate incurring losses, which may be substantial, in the foreseeable future. We also operate in a highly competitive industry with relatively low barriers to entry.

     We are located at 1098 Harrison Street, San Francisco, California 94103, and our telephone number is (415) 625-4000. Our corporate Web site is located at www.digitalthink.com. Statements and information contained on our Web site are not part of this prospectus. We were incorporated in California in April 1996 and reincorporated in Delaware in December 1999.
                               ------------------

     DigitalThink, the Internet Learning Solution, Smart Companies Get It and the DigitalThink logo are trademarks and service marks of ours. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                  THE OFFERING

Common stock offered in this
offering...........................    4,400,000 shares

Common stock offered in a private
  placement to be completed
  immediately following this
  offering at a price of $13.02 per
  share............................    1,075,269 shares

Common stock to be outstanding
after this offering and the private
  placement........................    32,850,058 shares

Use of proceeds....................    General corporate purposes, including
                                       working capital.

Nasdaq National Market symbol......    DTHK

     The total number of outstanding shares of our common stock above is based on:

     - 4,560,199 shares of our common stock outstanding as of December 31, 1999; and

     - automatic conversion of all outstanding shares of preferred stock upon completion of this offering into 22,814,590 additional shares of common stock.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     PERIOD FROM        YEAR ENDED         NINE MONTHS ENDED
                                                    APRIL 22, 1996       MARCH 31,            DECEMBER 31,
                                                    (INCEPTION) TO   -----------------   ----------------------
                                                    MARCH 31, 1997    1998      1999        1998         1999
                                                    --------------   -------   -------   -----------   --------
STATEMENTS OF OPERATIONS DATA:
Revenues:
    Delivered Learning fees.......................      $    5       $   148   $ 1,034     $   685     $  3,056
    Learning Solution services....................          20            52       813         472        3,432
                                                        ------       -------   -------     -------     --------
         Total revenues...........................          25           200     1,847       1,157        6,488
                                                        ------       -------   -------     -------     --------
Total costs and expenses..........................         945         3,855     7,764       5,010       19,773
                                                        ------       -------   -------     -------     --------
Loss from operations..............................        (920)       (3,655)   (5,917)     (3,853)     (13,285)
Net loss..........................................      $ (888)      $(3,469)  $(5,751)    $(3,779)    $(12,936)
                                                        ======       =======   =======     =======     ========
Basic and diluted loss per common share...........      $(0.29)      $ (1.27)  $ (2.26)    $ (1.46)    $  (4.32)
                                                        ======       =======   =======     =======     ========
Shares used in computing loss per share...........       4,010         4,036     4,095       4,088        4,280
                                                        ======       =======   =======     =======     ========
Pro forma basic and diluted loss per common
  share...........................................                             $ (0.56)    $ (0.39)    $  (0.77)
                                                                               =======     =======     ========
Shares used in computing pro forma loss per
  share...........................................                              16,687      15,240       23,930
                                                                               =======     =======     ========

                                                                      DECEMBER 31, 1999
                                                              ---------------------------------
                                                                           PRO       PRO FORMA
                                                               ACTUAL     FORMA     AS ADJUSTED
                                                              --------   --------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 23,344   $ 23,344    $ 79,932
Working capital.............................................    21,215     21,215      77,803
Total assets................................................    31,545     31,545      88,133
Redeemable convertible preferred stock......................    56,214         --          --
Accumulated deficit.........................................   (34,075)   (34,075)    (34,075)
Total stockholders' equity (deficit)........................   (31,852)    24,362      80,950

     See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing per share data.

     The pro forma balance sheet data reflects the conversion of all outstanding shares of preferred stock into shares of common stock upon the completion of this offering.

     The pro forma as adjusted amounts above give effect to the sale of the 4,400,000 shares of common stock in this offering at the initial offering price of $14.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted amounts do not give effect to the sale of 1,075,269 shares in the private placement at a price of $13.02 per share.

     The above information excludes:

     - 4,017,729 shares of common stock issuable upon exercise of options outstanding as of December 31, 1999 at a weighted exercise price of $1.01 per share;

     - 1,797,072 shares of common stock available for future grant at December 31, 1999 under our 1996 stock plan; and

     - 200,000 additional shares of common stock available for issuance under our 2000 employee stock purchase plan immediately following this offering.

     Unless otherwise specifically stated, information throughout this prospectus:

     - assumes no exercise of the underwriters' over-allotment option; and

     - assumes the filing of our amended and restated certificate of incorporation upon completion of this offering.

                                  RISK FACTORS

     You should consider the risks described below before making an investment decision. We believe that the risks and uncertainties described below are the principal material risks facing our company as of the date of this prospectus. In the future, we may become subject to additional risks that are not currently known to us. Our business, financial condition or results of operations could be materially adversely affected by any of the following risks. The trading price of our common stock could decline due to any of the following risks, and you might lose all or part of your investment.

WE COMMENCED OPERATIONS IN APRIL 1996 AND OUR LIMITED OPERATING HISTORY AND THE NEW AND EMERGING E-LEARNING MARKET MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS AND FUTURE PROSPECTS.

     We commenced operations in April 1996 and did not begin to generate significant revenues until fiscal 1999, which ended on March 31, 1999. In fiscal 1999, we had revenues of $1.8 million. We are still in the early stages of our development, which, when combined with the new and emerging market for Web-based delivery of learning programs, or e-learning market, make it difficult to evaluate our business or our prospects. Because of our limited operating history, we have a limited and unproven ability to predict the trends that may emerge in the e-learning market and affect our business. The uncertainty of our future performance, in general, and the uncertainty regarding the acceptance of e-learning, in particular, increases the risk that we will be unable to build a sustainable business and that the value of your investment will decline.

WE HAVE A HISTORY OF LOSSES AND A LARGE ACCUMULATED DEFICIT OF $34.1 MILLION AT DECEMBER 31, 1999, WE EXPECT FUTURE LOSSES AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

     We have experienced losses in each quarter since our inception and expect that our losses will increase in each quarter at least through the end of fiscal 2001. Our accumulated deficit as of December 31, 1999 was $34.1 million. We have never achieved a profitable quarter and we expect to continue to incur increasing quarterly losses as we expand our operations and fund our growth. We plan to increase our operating expenses to market, sell and support our e-learning solutions, build infrastructure and hire additional staff. We also plan to invest heavily to develop and acquire new course offerings with new areas of expertise, which will increase operating expenses in absolute dollars. We currently expect our total costs and expenses to be at least $50.0 million in fiscal 2001. As a result, we will need to significantly increase our quarterly revenues to achieve profitability. If we do not generate sufficient revenues or become profitable within a timeframe expected by public market analysts or investors, the market price of our common stock will likely decline. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE.

     Our revenue and operating results are volatile and difficult to predict and may be susceptible to declines in future periods. Our quarterly results of operations may fluctuate significantly in the future due to shortfalls in revenues or orders. We therefore believe that quarter to quarter comparisons of our operating results may not be a good indication of our future performance. In the event of a revenue or order shortfall or unanticipated expenses in some future quarter or quarters, our operating results may be below the expectations of public market analysts or investors. In such an event, the price of our common stock may decline significantly.

     Due to the factors discussed in this risk factors section and elsewhere in this prospectus and because we are engaged in a relatively new and emerging business, revenue and operating results for the foreseeable future are difficult to forecast. Our current and future expense estimates are largely fixed and based, to a significant degree, on our estimates of future revenue. We will likely be unable to, or may elect not to, reduce spending quickly enough to offset any unexpected revenue shortfall. Therefore, any significant shortfall in revenue in relation to our expectations would cause our quarterly results for a particular period to decline.

OUR RECOGNITION OF REVENUE IS DEPENDENT UPON THE ACHIEVEMENT OF VARIOUS MILESTONES, AND OUR INABILITY TO RECOGNIZE REVENUE IN ACCORDANCE WITH OUR EXPECTATIONS WILL HARM OUR OPERATING RESULTS.

     In accordance with our revenue recognition policy, our ability to record revenues depends upon several factors. These factors include acceptance by our customers of new courses and the pace of participant registrations in courses once they are completed and made available on our Web site. All of our customer contracts provide that at least a portion of our revenues depend on either course completion or participant registration, or both.

     Revenues from custom-tailored courses accounted for approximately 53% of our total revenues for the nine month period ended December 31, 1999. Custom-tailored course revenues are dependent upon customers providing us with the subject matter expertise to be incorporated into the course as well as our completion of production and customer sign-off. Accordingly, if customers do not provide us with the specific subject matter content in a timely manner, our ability to recognize revenues will be harmed, which would harm our operating results. In addition, if participant registration, which requires the participants to come to our Web site to sign up for the course, does not proceed as expected, our ability to recognize revenues will be delayed, which will also harm our operating results. Participant registration depends in large part on the promotional activities of our customers. If customers fail to take necessary measures to require employee enrollment in courses or if they fail to promote the course effectively to persons outside their organization, our ability to recognize revenues, and therefore our operating results, could be harmed.

WE HAVE RELIED, AND EXPECT TO CONTINUE TO RELY, ON A LIMITED NUMBER OF CUSTOMERS FOR THE MAJORITY OF OUR REVENUES, AND ANY DELAY IN RECEIVING REVENUES FROM THESE CUSTOMERS COULD HARM OUR FINANCIAL PERFORMANCE IN ANY QUARTER.

     During the first three quarters of fiscal 2000, we derived more than 50% of our revenues from five customers. As a result, our operating results could suffer if we lost any of these customers or if revenues from these customers are delayed in any future fiscal period. For example, in the first three quarters of fiscal 2000, KPMG LLP accounted for 34% of our total revenues. No other single customer has accounted for more than 10% of our revenues in the first three quarters of fiscal 2000. In fiscal 1999, no customer accounted for more than 10% of our revenues although our five largest customers accounted for 40% of our revenues. We expect that we will continue to depend upon a small number of customers for a significant portion of our revenues.

OUR FUTURE GROWTH DEPENDS ON SUCCESSFUL HIRING AND RETENTION, INCLUDING HIRING AND RETENTION OF THIRD-PARTY TUTORS, AND WE MAY BE UNABLE TO HIRE AND RETAIN THE SKILLED PERSONNEL WE NEED TO SUCCEED.

     Our future growth depends on successful hiring and retention, and we may be unable to hire and retain the skilled personnel we need to succeed. Although we have sufficient headcount to accommodate our current level of business, the growth of our business and revenues will depend in large part upon our ability to attract and retain sufficient numbers of highly skilled employees, particularly course content developers, Web designers and technical and sales personnel. Additionally, we primarily rely on individual third parties to provide the majority of our tutoring and our ability to adequately support our courses is directly tied to the availability and competency of these third-party tutors. Qualified personnel are in great demand throughout education and Internet-related industries and we require personnel with both educational course design experience as well as experience in

Web design. The number of potential candidates with experience in both these areas is limited. The demand for qualified personnel is particularly acute in the San Francisco Bay Area market in which we compete for a majority of these personnel due to the large number of Internet companies and the low unemployment rate in the region.

     We also face non-geographically based competition for tutors because we can utilize the services of any individual with the requisite course subject matter knowledge and e-mail communication skills, as well as reliable Internet access and the ability to work as a self-managed contractor. Currently, we contract with individual tutors throughout the United States, as well as in the United Kingdom, New Zealand and Australia. Our failure to attract and retain sufficient skilled personnel and tutors may limit the rate at which we can grow, which will harm our business and financial performance.

IF WE ARE UNSUCCESSFUL IN PROMOTING BRAND AWARENESS, WE MAY BE UNABLE TO GROW OUR BUSINESS.

     The development of our brand is critical to achieving widespread acceptance and market penetration. The e-learning market is new and evolving and our long-term success is dependent on our ability to be perceived as a leading provider. From our inception in April 1996 through December 31, 1999, we spent $11.8 million on sales and marketing, including public relations and other brand development activities, and have only recently hired personnel dedicated to this task. As a result, our efforts in developing this brand awareness may not be successful. Furthermore, many of our future sales opportunities will involve the development of private label e-learning portals branded by our customers. These implementations will only provide us with a limited branding opportunity. The factors which could prevent us from successfully developing our DigitalThink brand, including the emergence of more successful competitors and performance problems that lead to customer dissatisfaction. If we fail to successfully promote and maintain our brand, our operating margins and our growth may decline.

OUR BUSINESS WILL SUFFER IF E-LEARNING IS NOT WIDELY ACCEPTED.

     The market for e-learning solutions is new and rapidly evolving. We expect that we will engage in intensive marketing and sales efforts to educate prospective customers about the benefits of our e-learning solutions. There are a number of factors that could impact the acceptance of our e-learning solutions, which are new and largely untested compared to more established educational methods, including:

     - companies that have historically relied on, or invested in, traditional educational methods may be reluctant or slow to adopt Web-based e-learning solutions;

     - many of our potential customers have allocated only a limited portion of their education budgets to e-learning; and

     - end users may not use online learning solutions effectively.

If the market for e-learning fails to develop or develops more slowly than we expect, we will not achieve our growth and revenue targets and the value of our common stock will likely decline.

THE VARIABILITY AND LENGTH OF OUR SALES CYCLE FOR OUR E-LEARNING SOLUTIONS MAY MAKE OUR OPERATING RESULTS UNPREDICTABLE AND VOLATILE.

     The period between our initial contact with a potential customer and the first purchase of our solution by that customer typically ranges from three to nine months, and in some cases has extended for close to two years. Because we rely on large sales for a substantial portion of our revenues, these long sales cycles can have a particularly significant effect on our financial performance in any quarter. Factors which may contribute to the variability and length of our sales cycle include:

     - the time required to educate potential customers about the benefits of our e-learning solutions;

     - the time it takes our potential customers to assess the value of online solutions compared to more traditional educational solutions;

     - the time it takes our potential customers to evaluate competitive online solutions;

     - our potential customers' internal budget and approval processes; and

     - the extended periods most large corporations require to make purchasing decisions.

As a result of our lengthy sales cycle, we have only a limited ability to forecast the timing and size of specific sales. This, in turn, makes it more difficult to predict quarterly financial performance.

THE E-LEARNING MARKET IS HIGHLY COMPETITIVE AND WE MAY NOT HAVE ADEQUATE RESOURCES TO COMPETE EFFECTIVELY, ACQUIRE AND RETAIN CUSTOMERS AND ATTAIN FUTURE GROWTH.

     The e-learning market is highly competitive and we may not have adequate resources to compete effectively, acquire and retain customers and attain future growth. In addition, the e-learning market is evolving quickly and is subject to rapid technological change, shifts in customer demands and evolving learning methodologies. The recent shift in customer demand from CD-ROM delivered training to the use of the Internet for providing interactive courses is one example of a technological change that has affected the e-learning market. Future evolutions may include such technology innovations as increased bandwidth connections to the home, the adoption of a standard for receiving voice or video transmissions over the Internet, and development of new online learning methodologies that achieve better knowledge results for adult learners. Our failure to adapt to changes in our industry could cause us to lose existing customers or fail to gain new customers. Although the e-learning market is highly fragmented with no single competitor accounting for a dominant market share, competition is intense. We compete primarily with:

     - third-party suppliers of instructor-led education and learning;

     - internal education departments; and

     - other suppliers of technology-based learning solutions.

     Due to the high market fragmentation, we do not often compete head-to-head with any particular company. On occasion, our customers may evaluate our end-to-end solution by comparison with point solutions offered by other e-learning companies. These companies may include click2learn.com, Inc., NETg (a unit of Harcourt), SmartForce Corporation and SmartPlanet (a division of Ziff-Davis, Inc.).

     We may not provide solutions that compare favorably with traditional or new instructor-led techniques or other technology-based learning methodologies. Our competitors vary in size and in the scope and breadth of the courses and services they offer. Several of our competitors have longer operating histories and significantly greater financial, technical and marketing resources. In addition, larger companies may enter the e-learning market through the acquisition of our competitors. We anticipate that the lack of significant entry barriers to the e-learning market will allow other competitors to enter the market, increasing competition.

     To succeed, we must continue to expand our course offerings, upgrade our technology and distinguish our solution. We may not be able to do so successfully. Any failure by us to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in course development or implementation, could impact our ability to capture market share. As competition continues to intensify, we expect the e-learning market to undergo significant price competition. We also expect to face increasing price pressures from customers as they demand more value for their learning related expenditures.

     Increased competition or our inability to compete successfully against current and future competitors could result in reduced operating margins, as well as loss of market share and reduction in brand recognition.

WE MUST DELIVER COURSES THAT MEET THE NEEDS OF OUR CUSTOMERS OR OUR BUSINESS WILL SUFFER.

     To be competitive, we must develop and introduce on a timely basis new course offerings which meet the needs of companies seeking to use our e-learning solutions. Furthermore, the quality of our learning solutions depends in large part on our ability to frequently update our courses and develop new content as the underlying subject matter changes. We create courses both by using subject matter expertise provided by our customers, which we then incorporate into an educational course format, and through material obtained from third-party content developers. The quality of our courses depends on our receiving content and cooperation from the following sources:

     - customers, who provide us with specific subject matter expertise for incorporation into many of our courses; and

     - third-party content developers, who provide us with much of the content for our catalog courses.

     If we do not receive materials from the above sources in a timely manner, we may not be able to develop or deliver specialized courses for our customers in the time frame they are expecting. Even if we do receive necessary materials from third parties, if our employees and consultants, upon whom we rely for instructional and Web design expertise, fail to complete their work in a timely manner, we will be unable to meet customer expectations.

     In the past, we have experienced delays in obtaining access to our customers' expertise. Any prolonged delays, even when caused by our customers, can damage our reputation and lead to a failure to satisfy a customer's demands.

WE DO NOT HAVE LONG-TERM OR EXCLUSIVE ARRANGEMENTS WITH THIRD-PARTY CONTENT DEVELOPERS, AND SOME OF THESE DEVELOPERS MAY COMPETE WITH US.

     We do not have exclusive arrangements or long-term contracts with any of our third-party content developers, and some of these developers may compete with us by using knowledge gained while working with us to develop and offer similar courses through other Web-based and off-line channels. Although we have not experienced this competition to date, we believe it may develop and could materially impact our business as the e-learning market evolves. If one or more of these content developers were to stop working with us, we would have to rely on our employees or other content developers to develop our courses. For relatively standard content, such as content related to popular software applications, it may be relatively easy to obtain new or replacement content from other sources. However, for highly specialized course content for which few sources of expertise are available, we may not be able to obtain reliable alternative sources on reasonable terms in a timely manner, or at all. Specialized content may include courses or topics related to new technologies, products or processes in which relatively few qualified experts have the knowledge required to develop the course. If we are unable to locate these experts, we may fail to develop the courses our customers demand and as a result lose opportunities, market share and goodwill. If we need to find new sources for content, our course development costs could increase and we may delay the introduction of new courses. In addition, our courses often need to be updated due to changes in technology, new product introductions and the needs or demands of our customers, and we may be unable to meet these demands on a timely basis.

OUR PLANS TO EXPAND THE SCOPE OF OUR COURSES TO FIELDS OTHER THAN INFORMATION TECHNOLOGY MAY DEPEND ON OUR ABILITY TO ATTRACT EXPERTS OR SPECIALISTS, AND IF WE ARE UNABLE TO ATTRACT THE NECESSARY EXPERTISE, WE WILL NOT BE ABLE TO ENTER NEW FIELDS.

     Our strategy involves broadening the fields presently covered by our courses. In particular, to date we have been primarily focused on courses in the information technology area, and we are currently planning to develop and introduce new course offerings in healthcare and other fields. These new course offerings may encompass areas in which we have little or no experience or expertise. Therefore, our ability to expand our courses into these areas may require us to locate and evaluate third-party experts or specialists who would develop or assist us in developing the course content. If we are unable to locate and evaluate these experts, we may fail to develop the courses our customers demand or be unable to pursue new market opportunities. Any failure of ours to expand our course offerings to new fields could constrain our revenue growth and harm our future prospects.

TO REMAIN COMPETITIVE, WE MUST KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY.

     The e-learning market is characterized by rapidly changing technologies, frequent new service introductions, short development cycles and evolving standards. We must adapt to rapidly changing technologies by maintaining and improving the performance features and reliability of our courses. We may experience technical difficulties that could delay or prevent the successful development, introduction or marketing of new courses and related services. For instance, adding capabilities to deliver video over the Internet to our courses may be desired by some customers and may nevertheless pose a serious technical challenge and could have a negative impact on our ability to develop and deliver courses on a profitable basis. In addition, any new enhancements to our courses must meet the requirements of our current and prospective customers and participants. We could incur substantial costs to modify our services or infrastructure to adapt to rapid technological change.

THE CONTINUED SERVICES AND LEADERSHIP OF SENIOR MANAGEMENT ARE CRITICAL TO OUR ABILITY TO MAINTAIN OUR GROWTH AND ANY LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

     Our future success depends to a significant degree on the skills and efforts of Peter J. Goettner, one of our founders and our Chairman of the Board, President and Chief Executive Officer, and the continued employment of Michael
W. Pope, our Chief Financial Officer, and Todd A. Clyde, our Vice President, Learning Solutions. None of these persons is bound by employment agreements and each would be difficult to replace. If we lose the services of Mr. Goettner or any other senior executives, and especially if one or more of these executives joins a competitor or forms a competing company, our business and our ability to execute our business plan could be seriously harmed.

WE ARE GROWING RAPIDLY AND IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, WE MAY NOT BE ABLE TO TAKE ADVANTAGE OF MARKET OPPORTUNITIES, WHICH WOULD SEVERELY IMPACT OUR ABILITY TO COMPETE.

     Our recent rapid growth has placed, and future anticipated growth is likely to continue to place, a considerable strain on our managerial resources. We have grown from 33 employees on January 1, 1998 to 200 employees on December 31, 1999. In particular, several members of our senior management joined us within the last several months, including Michael W. Pope, our Chief Financial Officer, and Linda T. Drumright, our Vice President of Engineering. These individuals have not previously worked with our existing management team.

     We plan to continue to expand our sales and marketing, administration, content and technology development and tutoring organizations. In order to manage this growth effectively, we will need to improve our financial and managerial controls, our reporting systems and procedures. In addition, we will need to expand, train and manage our work force, which we anticipate will expand significantly. If we fail to manage our growth effectively, we will not be able to capitalize on attractive business opportunities and may fail to adequately support our existing customer base. Should this occur, our reputation and competitive position could be seriously damaged.

IF WE DO NOT DEVELOP OUR INDIRECT SALES CHANNELS, WE WILL BE LESS LIKELY TO INCREASE OUR REVENUES.

     If we do not develop our indirect sales channels, we will be less likely to increase our revenues. To date, more than 90% of our sales have been made through direct sales efforts. We believe that we will need to diversify our sales efforts if we are to be successful. If we do not develop indirect sales channels, we may miss sales opportunities that might be available through these other channels. For example, domestic and international resellers may be able to reach new customers more quickly or more effectively than our direct sales force. We are currently investing in personnel and marketing activities to develop indirect sales channels including instructor-led training companies that are seeking to provide an e-learning product offering, e-commerce Web sites that sell Web-based learning, and other market participants such as software producers and systems integrators who provide learning as an additional service to their clients. Although we are currently investing to develop these indirect sales channels, we may not succeed in establishing a channel that can effectively market our e-learning solutions on a profitable basis. In addition, our direct sales force may compete with these resellers, and we may not be able to manage conflicts across our direct and indirect sales channels. Our focus on increasing sales through our indirect channel may divert management resources and attention from direct sales. Conflicts across sales channels could cause us to encounter pricing pressures and lose revenue opportunities, which could harm our business and cause our operating results to decline.

IN ORDER TO ADDRESS THE EXPECTED GROWTH IN OUR BUSINESS WE MUST CONTINUE TO IMPROVE THE CAPACITY OF OUR COMPUTER NETWORK; ANY FAILURE OF OUR NETWORK WOULD DIRECTLY IMPACT OUR ABILITY TO DELIVER COURSES AND WOULD LIKELY LEAD TO SIGNIFICANT LOSSES AND CUSTOMER DISSATISFACTION.

     In order to address the expected growth in our business we must continue to improve the capacity of our computer network. The continuing and uninterrupted performance of our internal computer network and Internet course servers is critical to our success. Any system failure that causes interruptions or delays in our ability to make our courses accessible to customers could reduce customer satisfaction and, if sustained or repeated, could reduce the attractiveness of our courses and services and result in significant revenue losses. We are particularly vulnerable to network failures during periods of rapid growth when our roster of courses and participants can outpace our network capacity. The continued viability of our business requires us to support multiple participants concurrently and deliver fast response times with minimal network delays. We are continuing to add system capacity, but we may not be able to adequately address network capacity, especially during periods of rapid growth. Any failure to meet these capacity requirements could lead to additional expenditures, lost business opportunities and damage to our reputation and competitive position.

ANY FAILURE OF, OR CAPACITY CONSTRAINTS IN, THE SYSTEMS OF THIRD PARTIES ON WHICH WE RELY COULD ADVERSELY AFFECT OUR BUSINESS.

     Our communications hardware and some of our other computer hardware operations are located at the facilities of Exodus Communications, Inc. in Santa Clara, California. Unexpected events such as natural disasters, power losses and vandalism could damage our systems. Telecommunications failures, computer viruses, electronic break-ins, earthquakes, fires, floods, other natural disasters or other similar disruptive problems could adversely affect the operation of our systems. Despite precautions we have taken, unanticipated problems affecting our systems in the future could cause interruptions or delays in the delivery of our courses. The failure of our telecommunications provider or Exodus, which together provide us with our Internet connection, to provide sufficient and timely data communications capacity and network infrastructure could cause service interruptions or slower response times, and reduce customer demand for our courses and services. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could be required to make capital expenditures in the event of damage. We do not currently have fully redundant systems or a formal disaster recovery plan.

     Our Web site must accommodate a high volume of traffic and deliver courses and other information in a timely manner. Our Web site has experienced in the past, and may experience in the future, slow response times for a variety of reasons. We periodically experience unscheduled system downtime, which results in our Web site being inaccessible to participants. Since September 1, 1999, we have experienced 15 instances of unscheduled system downtime which on average have resulted in our Web site being entirely inaccessible to course participants for approximately 1.5 hours. Although we have not suffered material losses during these downtimes, if we experience extended downtime in the future, customers and our course participants could lose confidence in our services.

WE CURRENTLY INTEND TO EXPAND INTERNATIONALLY AND, AS A RESULT, WE COULD BECOME SUBJECT TO NEW RISKS.

     Our strategy includes international expansion of our business. To date, however, we have not received revenues from customers outside of the United States. Our current plans include possible expansion into the United Kingdom and Japan during fiscal 2001. Our prospects in Japan could be affected by recessionary economic conditions, which prevailed for much of the 1990s. In the United Kingdom, we could be affected by political and monetary changes, including European unification and introduction of the Euro. This international expansion will require significant management attention and financial resources and could harm our financial performance by increasing our costs. We have very limited experience in marketing, selling and distributing courses internationally. We currently have no employees located outside of the United States. We could become subject to additional risks as we expand internationally, including:

     - difficulties in staffing and managing international operations;

     - our inability to develop content localized for international jurisdictions;

     - protectionist laws and business practices that favor local competition;

     - multiple, conflicting and changing governmental laws and regulations;

     - slower adoption of e-learning solutions;

     - different learning styles;

     - longer sales and payment cycles;

     - greater difficulties in collecting accounts receivable;

     - fluctuations in currency exchange rates;

     - political and economic instability;

     - potentially adverse tax consequences;

     - little or no protection of our intellectual property rights in some foreign countries, particularly less developed countries; and

     - increases in tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries.

     If we encounter these factors in connection with our planned expansions in the United Kingdom and Japan, our revenues could fall below expectations, which would harm our business and operating results. In this event, our stock price could decline.

OUR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS AND OUR INTERNET DOMAIN NAME COULD LEAD TO UNAUTHORIZED USE OF OUR COURSES OR RESTRICT OUR ABILITY TO MARKET OUR COURSES.

     Our success depends, in part, on our ability to protect our proprietary rights and technology. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and employee and third-party nondisclosure agreements to protect our proprietary rights. Despite our efforts to protect these rights, unauthorized parties may attempt to duplicate or copy our courses or our delivery technology or obtain and use information that we regard as proprietary. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. As a consequence, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our courses and services are made available.

     We have registered the trademark DigitalThink and we own the domain name digitalthink.com. It is possible, however, that third parties could acquire trademarks or domain names that are substantially similar or conceptually similar to our trademarks or domain names. This could decrease the value of our trademarks or domain names and could hurt our business. The regulation of domain names in the United States and in foreign countries is subject to change. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. As a result, we may not acquire or maintain exclusive rights to our domain names in the United States or in other countries in which we conduct business.

     We may from time to time encounter disputes over rights and obligations concerning intellectual property. We obtain the content for many of our courses from our customers and it is possible that the use of this content may subject us to the intellectual property claims of third parties. Although we generally seek indemnification from our customers to protect us from these types of claims, we may not be fully protected from extensive damage claims or claims for injunctive relief. In addition, our customers may assert that some of the courses we develop for our general catalog or under contract with other customers may improperly use their proprietary content. Our involvement in any litigation to resolve intellectual property ownership matters would require us to incur substantial costs and divert management's attention and resources. In addition, we cannot predict the effect of a failure to prevail in any litigation of this kind.

OUR FUTURE GROWTH DEPENDS ON THE CONTINUED USE, AND POPULARITY, OF THE INTERNET.

     Our business depends on the continued growth and acceptance of the Internet by our customers and prospective customers and their employees, distributors, suppliers and customers. A number of factors may inhibit Web usage, including inadequate network infrastructure, security concerns, inconsistent quality of service and lack of availability of cost-effective, high-speed service. As Internet usage grows, the communications infrastructure may not be able to support the demands placed on it by this growth and its performance and reliability may decline. In addition, Web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as the usage of our Web site, could grow more slowly or decline. In this event, our e-learning solutions would be less attractive and our future growth prospects would be impaired.

SALES OF SHARES ELIGIBLE FOR FUTURE SALE AFTER THIS OFFERING COULD CAUSE OUR STOCK PRICE TO DECLINE.

     If our stockholders sell substantial amounts of our common stock -- including shares issued upon the exercise of outstanding options -- in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. The shares sold in this offering will be freely tradable immediately upon completion of this offering. In addition, on the 181(st) day after completion of this offering, 23,287,783 of shares of our common stock held by existing stockholders will be freely tradable. In addition, Credit Suisse First Boston Corporation may, at its discretion and without notice, release existing stockholders from lockup agreements. These releases could involve the release of a specified percentage of all shares subject to lockup agreements or the release of an individual's shares for liquidity concerns that apply only to that individual. Other conditions that could lead to a lock-up release include an increase in our share price and market demand for shares of our common stock. A private placement of 1,075,269 shares will occur immediately following the closing of this offering. These shares will become eligible for sale in the public market one year from the date of this prospectus or earlier upon registration under the Securities Act. Sales of these shares in the future, whether due to early release from lockup agreements, termination of these agreements or expiration of holding periods, could cause the market price of our common stock to decline. For a more detailed discussion of when shares will become freely tradable, see "Shares Eligible for Future Sale."

PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN OUR CONTROL, EVEN IF THIS WOULD BE BENEFICIAL TO STOCKHOLDERS.

     Provisions of our amended and restated certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

     - a classified board of directors, in which our board is divided into three classes with three year terms with only one class elected at each annual meeting of stockholders, which means that a holder of a majority of our common stock will need two annual meetings of stockholders to gain control of the board;

     - a provision which prohibits our stockholders from acting by written consent without a meeting;

     - a provision which permits only the board of directors, the president or the chairman to call special meetings of stockholders; and

     - a provision which requires advance notice of items of business to be brought before stockholders meetings.

     In addition, amending any of the above provisions will require the vote of the holders of 66 2/3% of our outstanding common stock.

DIRECTORS, EXECUTIVE OFFICERS AND THEIR AFFILIATED ENTITIES HOLD A MAJORITY OF OUR STOCK AND WILL BE ABLE TO CONTROL MATTERS REQUIRING STOCKHOLDER APPROVAL.

     Immediately after the closing of this offering, approximately 49.3% of our outstanding capital stock will be owned by our directors, executive officers and their affiliated entities. As a result, these stockholders, acting together, would be able to control all matters requiring approval by the stockholders, including the election of all directors and approval of significant corporate transactions.

OUR BOARD OF DIRECTORS HAS THE AUTHORITY TO ISSUE PREFERRED STOCK HAVING RIGHTS GREATER THAN OUR COMMON STOCK.

     Our board of directors has the authority, without action by stockholders, to designate and issue preferred stock and to fix the rights, preferences and privileges of the preferred stock. These rights may be greater than the rights of our common stock and may have the effect of:

     - restricting dividends on common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; and

     - delaying or preventing a change in our control without further action by stockholders.

     Any of these events could harm the market price of our common stock.

AS A NEW INVESTOR, YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in pro forma net tangible book value of $11.45 per share. If the holders of outstanding options exercise those options, you will incur further dilution. For more information on the calculation of the amount of this dilution, see "Dilution."

OUR STOCK PRICE COULD BE VOLATILE AND COULD DECLINE FOLLOWING THIS OFFERING.

     The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies like ours, have been highly volatile. Investors may not be able to resell their shares at or above the initial public offering price. In addition, our results of operations during future fiscal periods following the completion of this offering may fail to meet the expectations of stock market analysts and investors. In such event, the market price of our stock could fall.

WE ARE SUBJECT TO A PENDING LEGAL PROCEEDING AND MAY BECOME SUBJECT TO ADDITIONAL PROCEEDINGS, AND ADVERSE DETERMINATIONS IN THESE PROCEEDINGS COULD HARM OUR BUSINESS.

     We may be from time to time involved in various lawsuits and legal proceedings which arise in the ordinary course of business. For example, we are currently the subject of a lawsuit with one of our former employees which was filed in the Superior Court of the State of California for the County of San Francisco. The former employee is seeking commissions and pursuing other claims against us and our executives. We intend to contest the action vigorously and do not believe that resolution of this action will materially harm our financial condition. However, litigation is subject to inherent uncertainties and, therefore, we cannot assure you that this action or other actions that may be pursued in the future will not materially harm our business, operating results or financial condition.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "forecasts," "predicts," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding the following: (1) our ability to compete effectively in the e-learning market, (2) our plans to develop new products, and (3) our business strategies and plans. These statements are only predictions.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The risks set forth in the "Risk Factors" section and elsewhere in this prospectus could cause our future operating results to differ materially from those contemplated by our forward-looking statements. In addition, factors that we are not currently aware of could harm our future operating results.

                                USE OF PROCEEDS

     We expect to receive net proceeds of approximately $56.6 million from the sale of the 4,400,000 shares of common stock in this offering, at an assumed initial public offering price of $14.00 per share, approximately $65.2 million if the underwriters exercise their over-allotment option in full -- after deducting estimated underwriting discounts and commissions and estimated offering expenses.

     We expect to use the net proceeds from this offering for working capital and general corporate purposes. We are not currently able to estimate the allocation of proceeds specifically, and our management will have broad discretion to allocate the proceeds of this offering. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

     A portion of the net proceeds may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we may evaluate potential acquisitions of these businesses, products or technologies. We have no current plans, agreements or commitments, and are not currently engaged in any negotiations regarding any such transaction.

     The principal purposes of this offering are to obtain additional working capital, to create a public market for our common stock and to facilitate future access by us to public markets.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, to support the development of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization at December 31, 1999 on the following three bases:

     - on an actual basis;

     - on a pro forma basis to reflect the automatic conversion of all outstanding preferred stock, into 22,814,590 shares of common stock; and

     - on a pro forma as adjusted basis to reflect the sale of the 4,400,000 shares of our common stock in this offering at the initial public offering price of $14.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses, and the receipt of the net proceeds.

The pro forma as adjusted information does not give effect to the sale of 1,075,269 shares of common stock in the private placement.

     The capitalization information set forth in the table below is qualified by and should be read in conjunction with our Financial Statements and related Notes appearing elsewhere in this prospectus.

                                                                DECEMBER 31, 1999
                                                         --------------------------------
                                                                                   PRO
                                                                                  FORMA
                                                                       PRO          AS
                                                          ACTUAL      FORMA      ADJUSTED
                                                         --------    --------    --------
                                                                  (IN THOUSANDS)
Redeemable convertible preferred stock, $0.001 par
  value: 25,000,000 shares authorized, 22,814,590
  shares issued and outstanding (actual); no shares
  authorized, issued and outstanding (pro forma and pro
  forma as adjusted)...................................  $ 56,214    $     --    $     --
                                                         ========    ========    ========
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value: none authorized,
     issued and outstanding (actual); 10,000,000 shares
     authorized, no shares issued or outstanding (pro
     forma and pro forma as adjusted)..................        --          --          --
  Common stock, $0.001 par value: 51,500,000 shares
     authorized, 4,560,199 shares issued and
     outstanding (actual); 100,000,000 shares
     authorized, 27,374,789 shares issued and
     outstanding (pro forma); 100,000,000 shares
     authorized, 31,774,789 shares issued and
     outstanding (pro forma as adjusted)...............  $  9,601    $ 65,815    $122,403
  Deferred stock compensation..........................    (7,378)     (7,378)     (7,378)
  Accumulated deficit..................................   (34,075)    (34,075)    (34,075)
                                                         --------    --------    --------
          Total stockholders' equity (deficit).........   (31,852)     24,362      80,950
                                                         --------    --------    ========
          Total capitalization.........................  $ 24,362    $ 24,362      80,950
                                                         ========    ========    ========

     The above information excludes:

     - 4,017,729 shares of common stock issuable upon exercise of options outstanding as of December 31, 1999 at a weighted exercise price of $1.01 per share;

     - 1,797,072 shares of common stock available for future grant at December 31, 2000 under our 1996 stock plan; and

     - 200,000 additional shares of common stock available for issuance under our 2000 employee stock purchase plan immediately following this offering.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value, which equals total assets less intangible assets and total liabilities, by the number of outstanding shares of common stock.

     At December 31, 1999, our pro forma net tangible book value, after giving effect to the automatic conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering, was approximately $24.4 million, or approximately $0.89 per share of common stock. After giving effect to the sale of 4,400,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, less estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at December 31, 1999 would have been approximately $80.9 million, or $2.55 per share. This represents an immediate increase in pro forma net tangible book value of $1.66 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $11.45 per share to purchasers of common stock in this offering, or 82% of the initial offering price per share.

Assumed initial public offering price per share.............            $14.00
     Pro forma net tangible book value per share at December
      31, 1999..............................................  $ 0.89
     Increase per share attributable to this offering and
      the private placement.................................    1.66
                                                              ------
Pro forma net tangible book value per share after this
  offering and the private placement........................              2.55
                                                                        ------
Dilution per share to new investors.........................            $11.45
                                                                        ======

     The following table shows on a pro forma as adjusted basis at December 31, 1999, after giving effect to the sale of the 4,400,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses and conversion of all preferred stock into common stock, for the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering and the private placement:

                                   SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                 ---------------------    -----------------------      PRICE
                                   NUMBER      PERCENT       AMOUNT       PERCENT    PER SHARE
                                 ----------    -------    ------------    -------    ---------
Existing stockholders..........  27,374,789       86%     $ 45,172,000       42%      $ 1.65
New investors..................   4,400,000       14%       61,600,000       58%      $14.00
                                 ----------      ---      ------------      ---
     Total.....................  31,774,789      100%     $106,772,000      100%
                                 ==========      ===      ============      ===

     The foregoing discussion and table are based on actual shares outstanding on December 31, 1999. The foregoing discussion assumes no exercise of any stock option outstanding as of December 31, 1999. As of December 31, 1999, there were options outstanding to purchase 4,017,729 shares of common stock at a weighted average exercise price of $1.01 per share. To the extent any of these options are exercised or the over-allotment option is exercised, there will be further dilution to investors.

                            SELECTED FINANCIAL DATA

     The following selected financial data as of March 31, 1998 and 1999 and for the period ended March 31, 1997 and the years ended March 31, 1998 and 1999 are derived from the Financial Statements included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, independent auditors. The financial data as of December 31, 1999 and for the nine months ended December 31, 1998 and 1999 is derived from unaudited financial statements included elsewhere in this prospectus. The financial data as of March 31, 1997 is derived from audited financial statements not included in this prospectus. We have prepared the unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results. When you read this selected financial data, it is important that you also read the Financial Statements and related Notes included in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.

                                                             PERIOD FROM          YEAR ENDED         NINE MONTHS ENDED
                                                            APRIL 22, 1996        MARCH 31,             DECEMBER 31,
                                                            (INCEPTION) TO    ------------------     ------------------
                                                            MARCH 31, 1997     1998       1999        1998       1999
                                                            --------------    -------   --------     -------   --------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Delivered Learning fees.................................     $     5        $   148   $  1,034     $   685   $  3,056
  Learning Solution services..............................          20             52        813         472      3,432
                                                               -------        -------   --------     -------   --------
      Total revenues......................................          25            200      1,847       1,157      6,488
Costs and expenses:
  Cost of Delivered Learning fees.........................          29            363        855         570      1,455
  Cost of Learning Solution services......................          11             39        361         139      1,820
  Content research and development........................         251            886      1,657         968      2,775
  Technology research and development.....................         299            665      1,005         715      2,365
  Sales and marketing.....................................         188          1,400      2,970       2,038      7,218
  General and administrative..............................         157            419        622         424      1,519
  Depreciation and amortization...........................          10             83        236         153        525
  Stock-based compensation(*).............................          --             --         58           3      2,096
                                                               -------        -------   --------     -------   --------
      Total costs and expenses............................         945          3,855      7,764       5,010     19,773
                                                               -------        -------   --------     -------   --------
Interest and other income.................................          32            186        166          74        349
                                                               -------        -------   --------     -------   --------
Net loss..................................................     $  (888)       $(3,469)  $ (5,751)    $(3,779)  $(12,936)
                                                               =======        =======   ========     =======   ========
Accretion of redeemable convertible preferred stock.......     $   278        $ 1,669   $  3,518     $ 2,194   $  5,565
                                                               =======        =======   ========     =======   ========
Loss attributable to common stockholders..................     $(1,166)       $(5,138)  $ (9,269)    $(5,973)  $(18,501)
                                                               =======        =======   ========     =======   ========
Basic and diluted loss per common share...................     $ (0.29)       $ (1.27)  $  (2.26)    $ (1.46)  $  (4.32)
                                                               =======        =======   ========     =======   ========
Shares used in computing loss per share...................       4,010          4,036      4,095       4,088      4,280
                                                               =======        =======   ========     =======   ========

                                                                            MARCH 31,
                                                                ----------------------------------
                                                                 1997            1998       1999       DECEMBER 31, 1999
                                                                -------         -------   --------     ------------------
BALANCE SHEET DATA:
Cash and cash equivalents.................................      $   680         $ 2,862   $  9,455          $ 23,344
Working capital...........................................          608           2,615      8,353           21,215
Total assets..............................................          786           3,580     11,330           31,545
Redeemable convertible preferred stock....................        1,870           9,329     24,583           56,214
Accumulated deficit.......................................       (1,166)         (6,305)   (15,574)         (34,075)
Total stockholders' deficit...............................       (1,161)         (6,298)   (15,505)         (31,852)

                                                                                         NINE MONTHS ENDED
                                                                                            DECEMBER 31,
                                                                     YEAR ENDED          ------------------
                                                                   MARCH 31, 1999         1998       1999
                                                                 -------------------     -------   --------
(*) DETAIL OF STOCK-BASED COMPENSATION:
    Cost of Delivered Learning fees.........................             $ 3             $    --   $     98
    Cost of Learning Solution services......................               4                   1        166
    Content research and development........................               4                   0         46
    Technology research and development.....................              13                   1        230
    Sales and marketing.....................................              25                   1        607
    General and administrative..............................               9                  --        949
                                                                         ---             -------   --------
      Total.................................................             $58             $     3   $  2,096
                                                                         ===             =======   ========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based upon current expectations that involve risks and uncertainties. When used in this prospectus, the words "intend," "anticipate," "believe," "estimate," "plan" and "expect" and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We provide online learning courses and services, which we refer to as e-learning solutions. We were founded in April 1996. In fiscal 1997, we invested in both course content development and research and development as we built our technology and course offerings, releasing our first course in the later part of fiscal 1997. Since fiscal 1998, we have made significant investments in content research and development, sales and marketing activities, technology research and development, Web delivery and customer support. We have also experienced significant headcount increases during this period. We grew from 40 employees on March 31, 1998 to 200 employees as of December 31, 1999. Our revenues increased from approximately $200,000 in the year ended March 31, 1998 to $1.8 million in the year ended March 31, 1999. In the first nine months of fiscal 2000, we have generated revenues of $6.5 million.

SOURCES OF REVENUE AND REVENUE RECOGNITION POLICY

     We deliver our e-learning solutions through a catalog of existing courses and through customized content tailored for specific needs of our customers. We refer to the individuals taking courses as participants. Customized e-learning courses have accounted for, and we expect will continue to account for, a significant portion of our total revenues.

     We generate revenues by delivering courses included in our course catalog as well as delivering our customized e-learning courses to participants. Customers that enter into Delivered Learning contracts provide participants with access to our online courses and tutor support. Additionally, customers are provided with access to training management systems which allow them to track and monitor participant performance. Delivered Learning contracts typically allow for a specific number of registered participants, based on a per participant fee. These contracts also typically limit the period of time over which participants can register for and complete an online course. We begin recognizing these Delivered Learning fees when a participant registers for a course. These fees are recognized ratably over the time period a participant has access to the course, which is typically six months. Customers typically pay for the courses in advance of the anticipated timeframe of course registration and do not receive refunds for the unused portion of the available registrations agreed to in the contract. Currently, we have entered into revenue sharing agreements with a limited number of customers who are reselling our courses to their customers. These agreements have not generated material revenue to date. We intend to recognize revenues under these agreements consistent with our Delivered Learning fee revenue recognition policy.

     We also derive revenues from contracts that require tailored e-learning solutions that we develop. Typically, these Learning Solution service revenues are generated from implementation services, course content development, instructional plan design and release of the course for access by participants and are recognized as earned in accordance with Statement of Position (SOP) 81-1, Accounting for Performance of Construction Production-Type Contracts, as development progresses on the percentage of completion method. We measure the percentage of completion based on the ratio of actual custom development costs incurred to date on each course to total estimated costs to complete the custom course. Provisions for estimated losses on incomplete contracts will be made on a contract by contract basis and recognized in the period in which such losses become probable and can be reasonably estimated. To date, there have been no such losses. Custom contracts typically call for non-refundable payments due upon achievement of certain milestones in production of the courses.

     Delivered Learning fees and Learning Solution service revenues are each recognized only when collection is probable and there is evidence that we have completed our obligation. If a contract includes both Delivered Learning fees and Learning Solution services, the revenues are apportioned consistent with the value associated with each and the terms of the contract. In all cases, these revenues are recognized in accordance with the policies detailed above.

     We have entered into revenue sharing agreements with some of our customers and reseller agreements with our resellers. Under revenue sharing agreements, we receive royalties or similar payments based on sales of courses by the customer. Under reseller agreements, we provide the reseller with courses at a discount from our list price. The reseller then assumes responsibility for sales, marketing and related activities, and we would not expect to incur significant sales and marketing expenses in connection with reseller sales. To date, revenues under our revenue sharing and reseller arrangements have been insignificant.

     We have a limited operating history, which makes it difficult to forecast future operating performance. Although our revenues have grown in recent quarters, this growth rate may not be sustainable. In addition, we have never been profitable and expect to incur significant net losses in the foreseeable future as we substantially increase our content production and development, sales and marketing, research and development and general and administrative expenses. Net losses have increased in each of the last six quarters and we expect this trend will continue at least through at least the first half of calendar 2002. We expect that these losses will result in large part from our ongoing emphasis on course development and sales and marketing activities. As of December 31, 1999, we had an accumulated deficit of $34.1 million. In addition, we derive a significant portion of our revenues from a limited number of customers and the percentage of our revenues from any one customer can be material. Sales to our largest customer comprised 34% of our revenues in the first nine months of fiscal 2000. In fiscal 1999, no customer accounted for more than 10% of our revenues. However, our five largest customers accounted for 40% of our revenues in fiscal 1999.

Stock-Based Compensation

     Deferred stock compensation represents the difference between the estimated fair value of the common stock for accounting purposes and the option exercise price at the date of grant. We recorded deferred stock compensation of approximately $389,000 in fiscal 1999 and $9.1 million in the nine months ended December 31, 1999 in connection with stock options granted during these periods. This amount is amortized over the four year vesting period of the options using the multiple option approach. Approximately $58,000 of stock-based compensation expense was recorded during fiscal 1999 and $2.1 million was recorded in the nine months ended December 31, 1999. Based on options granted through December 31, 1999, we expect to record stock-based compensation expense of $1.3 million in the quarter ending March 31, 2000. We expect that stock-based compensation expense recorded in quarters after March 31, 2000 will decrease sequentially. No stock-based compensation was recorded in fiscal 1998 or 1997. See Note 6 of Notes to Financial Statements.

Net Operating Loss Carryforwards

     From inception through December 31, 1999, we incurred net losses for federal and state income tax purposes and have not recognized any income tax provision or benefit. As of December 31, 1999, we had $22.0 million of federal and $15.8 million of state net operating loss carryforwards to offset future taxable income which expire in varying amounts through 2020 and 2005, respectively. Given our limited operating history and losses incurred to date, coupled with difficulty in forecasting future results, a full valuation allowance has been recorded. Furthermore, as a result of changes in our equity ownership from our preferred stock offerings and this offering, utilization of net operating losses and tax credits may be subject to substantial annual limitations. This is due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The degree of any such limitation cannot presently be estimated. To date, we have not performed an evaluation to determine if such a limitation exists, and we may not perform such an evaluation until and unless we are profitable in the future. The annual limitation may result in the expiration of net operating losses and tax credits before utilization. See Note 4 of Notes to Financial Statements.

HISTORICAL RESULTS OF OPERATIONS

COMPARISON OF NINE MONTHS ENDED DECEMBER 31, 1998 AND 1999

REVENUES

     Revenues increased from $1.2 million in the nine months ended December 31,1998 to $6.5 million for the nine months ended December 31, 1999. In the nine months ended December 31, 1999, Delivered Learning fees represented 47% of revenues, and Learning Solution services represented 53% of revenues. This is compared to the nine months ended December 31, 1998, during which Delivered Learning fees represented 59% of revenues and Learning Solution services represented 41% of revenues.

Delivered Learning Fees

     Delivered Learning fees increased from approximately $685,000 in the nine months ended December 31, 1998 to $3.1 million in the nine months ended December 31, 1999 as the number of customers increased from 93 to 201 and the number of courses we offered increased from 89 to 180. We expect that the number of courses and customers will continue to increase as our content development projects progress.

Learning Solution Services

     Learning Solution service revenues increased from approximately $473,000 in the nine months ended December 31, 1998 to $3.4 million in the nine months ended December 31, 1999 as the number of projects and the dollar size of projects increased. We expect that both Delivered Learning fees and Learning Solutions services revenue will continue to account for a similarly significant portion of our total revenues in the near term.

     We market our products primarily through our direct sales force in the United States. We also market our products through indirect channels including learning resellers, consulting firms, customers, co-developers and Internet portals. Internationally, we have begun developing reseller relationships. Our operations are currently conducted exclusively in the United States. Some participants currently access our courses from international locations.

COSTS AND EXPENSES

Cost of Delivered Learning Fees

     Cost of Delivered Learning fees include personnel related costs, maintenance and facility costs required to operate our Web site and to provide interactive tutor support to participants in our courses. Cost of Delivered Learning fees increased from approximately $570,000 in the nine months ended December 31, 1998 to $1.5 million in the nine months ended December 31, 1999. This increase was attributable to increased personnel and equipment related charges required to scale the capacity required for a greater number of courses and an increased number of participants. In addition, a greater number of customers and courses required additional support from tutors, who provide timely online responses to participants. Headcount, which excludes third-party tutors, related to cost of Delivered Learning fees increased from 4 employees at December 31, 1998 to 14 employees at December 31, 1999.

Cost of Learning Solution Services

     Cost of Learning Solution services consists primarily of personnel related costs to develop custom and tailored courses for a specific customer. Cost of Learning Solution services increased from approximately $139,000 in the nine months ended December 31, 1998 to $1.8 million in the nine months ended December 31, 1999, due to the need for additional headcount to develop custom courses. Headcount, which excludes third-party tutors, related to cost of Learning Solution services increased from eight employees at December 31, 1998 to 55 employees at December 31, 1999.

Content Research and Development

     Content research and development expenses represent costs to develop catalog courses, including personnel related costs, content acquisition costs, royalties paid to authors and content editing. Content research and development expenses increased from approximately $968,000 in the nine months ended December 31, 1998 to $2.8 million in the nine months ended December 31, 1999. This increase was due to higher content acquisition fees related to the purchase of additional content and the hiring of additional personnel primarily engaged in catalog course development. Headcount in content research and development increased from 20 employees at December 31, 1998 to 36 employees at December 31, 1999. All content research and development expenses have been expensed as incurred. Management believes that continued investment in content development and content acquisition is essential to expand our business. As a result, we expect these expenses to increase substantially in future periods.

Technology Research and Development

     Technology research and development expenses consist primarily of personnel related costs in connection with product development efforts of underlying technology for both Delivered Learning fees and Learning Solution services. Technology research and development expenses increased from approximately $715,000 in the nine months ended December 31, 1998 to $2.4 million in the nine months ended December 31, 1999. This increase was due to the hiring of additional technology research and development employees. Headcount increased from 11 employees at December 31, 1998 to 30 employees at December 31, 1999. Management believes that continued investment in technology research and development is essential to our future success and expects these expenses to increase substantially in future periods.

Sales and Marketing

     Sales and marketing expenses consist primarily of personnel related costs, commissions, advertising and other promotional expenses, and travel and entertainment expenses. Sales and marketing expenses increased from $2.0 million in the nine months ended December 31, 1998 to $7.2 million in the nine months ended December 31, 1999. This increase reflects the costs associated with the hiring of additional personnel and increased promotional activities. Headcount in sales and marketing increased from 21 employees at December 31, 1998 to 50 employees at December 31, 1999. We expect sales and marketing expenses will continue to increase as we continue to expand our sales and marketing efforts, establish additional sales territories and increase our promotional activities.

General and Administrative

     General and administrative expenses consist primarily of personnel related costs, occupancy costs and professional service fees. General and administrative expenses increased from approximately $424,000 in the nine months ended December 31, 1998 to $1.5 million in the nine months ended December 31, 1999. This increase was due to an increase in personnel related costs, higher occupancy costs and fees related to professional services. Headcount increased from five employees at December 31, 1998 to 15 employees at December 31, 1999. Management expects general and administrative expenses to increase substantially in the future as we expand our staff and incur additional costs to support the expected growth of our business.

Stock-Based Compensation

     Stock-based compensation expense totaled approximately $3,000 in the nine months ended December 31, 1998. During the nine months ended December 31, 1999, stock-based compensation expense totaled $2.1 million.

Net Loss

     The net loss increased from $3.8 million in the nine months ended December 31, 1998 to $12.9 million in the nine months ended December 31, 1999.

FISCAL YEARS ENDED MARCH 31, 1997, 1998 AND 1999

REVENUES

     Revenues increased from $25,000 in fiscal 1997 to $200,000 in fiscal 1998 to $1.8 million in 1999. In fiscal 1997, Delivered Learning fees accounted for 19% of revenues and Learning Solutions services accounted for 81% of revenues. In fiscal 1998, Delivered Learning fees accounted for 74% of revenues and Learning Solutions services accounted for 26% of revenues. In fiscal 1999, Delivered Learning fees accounted for 56% of revenues and Learning Solutions services accounted for 44% of revenues.

Delivered Learning Fees

     Delivered Learning fees increased from approximately $5,000 in fiscal 1997 to approximately $148,000 in fiscal 1998 to $1.0 million in fiscal 1999. These absolute dollar increases resulted from increased course registration in existing courses and in courses we introduced during the periods.

Learning Solution Services

     Learning Solution services increased from approximately $20,000 in fiscal 1997 to approximately $52,000 in fiscal 1998 to approximately $813,000 in fiscal 1999. These absolute dollar increases were attributable to an increase in the number of learning solutions developed for, and released to, a larger base of customers.

COSTS AND EXPENSES

Cost of Delivered Learning Fees

     Cost of Delivered Learning fees increased from approximately $29,000 in fiscal 1997 to approximately $363,000 in fiscal 1998 to approximately $855,000 in fiscal 1999. These increases resulted from the expansion of capacity and capability for our Web site, as well as the hiring of additional tutors to support our expanded product offerings. Headcount increased from two employees at March 31, 1997 to three employees at March 31, 1998 to eight employees at March 31, 1999.

Cost of Learning Solution Services

     Cost of Learning Solution services increased from approximately $11,000 in fiscal 1997 to $39,000 in fiscal 1998 to $361,000 in fiscal 1999 due to the need for additional headcount to develop custom courses. Headcount increased from zero full time employees in fiscal 1997 to one employee in fiscal 1998 to 12 employees in fiscal 1999.

Content Research and Development

     Content research and development expenses increased from approximately $251,000 in fiscal 1997 to approximately $886,000 in fiscal 1998 to $1.7 million in fiscal 1999. These increases resulted from the hiring of additional personnel and the increased costs related to the acquisition of course content required to expand the breadth of the our product offerings. Headcount increased from five employees at March 31, 1997 to 10 employees at March 31, 1998 to 21 employees at March 31, 1999.

Technology Research and Development

     Technology research and development expenses increased from approximately $299,000 in fiscal 1997 to approximately $665,000 in fiscal 1998 to $1.0 million in fiscal 1999. These increases resulted from higher personnel related costs as we increased our staff to improve the feature set and scalability of our technology. Headcount increased from five employees at March 31, 1997 to eight employees at March 31, 1998 to 12 employees at March 31, 1999.

Sales and Marketing

     Sales and marketing expenses increased from approximately $188,000 in fiscal 1997 to $1.4 million in fiscal 1998 to $3.0 million in fiscal 1999. These increases resulted from higher personnel related expenses, recruiting fees, travel expenses, commissions, increased marketing expenses, including tradeshows, public relations, advertising and other promotional activities. Headcount increased from two employees at March 31, 1997 to 14 employees at March 31, 1998 to 23 employees at March 31, 1999.

General and Administrative

     General and administrative expenses increased from approximately $157,000 in fiscal 1997 to approximately $419,000 in fiscal 1998 to approximately $622,000 in fiscal 1999. These increases resulted from the addition of finance, executive, information systems and administrative personnel to support the growth of our business. Headcount increased from two employees at March 31, 1997 to four employees at March 31, 1998 to five employees at March 31, 1999.

Stock-Based Compensation

     No stock-based compensation expense was incurred in fiscal 1997 or fiscal 1998. Stock-based compensation expense was approximately $58,000 for fiscal 1999.

Net Loss

     Our net loss increased from approximately $888,000 in fiscal 1997 to $3.5 million in fiscal 1998 to $5.8 million in fiscal 1999.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth our unaudited quarterly results of operations for the seven most recent quarters ended December 31, 1999. You should read the following table in conjunction with our Financial Statements and related Notes included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as our audited financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. You should not draw any conclusions about our future results from the results of operations for any quarter.

                                                                          THREE MONTHS ENDED
                                             ----------------------------------------------------------------------------
                                             JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,
                                               1998       1998        1998       1999       1999       1999        1999
                                             --------   ---------   --------   --------   --------   ---------   --------
                                                                            (IN THOUSANDS)
Revenues:
  Delivered Learning fees..................  $   148     $   224    $   313    $   349    $   458     $   992    $ 1,606
  Learning Solution services...............      135         182        155        341        716       1,144      1,572
                                             -------     -------    -------    -------    -------     -------    -------
         Total revenues....................      283         406        468        690      1,174       2,136      3,178
                                             -------     -------    -------    -------    -------     -------    -------
Costs and expenses:
  Cost of Delivered Learning fees..........      146         202        222        285        318         486        651
  Cost of Learning Solution services.......       19          21         99        222        374         614        832
  Content research and development.........      284         303        381        689        616         883      1,276
  Technology research and development......      219         271        225        290        443         922      1,000
  Sales and marketing......................      623         711        703        933      1,351       2,065      3,802
  General and administrative...............      120         138        166        198        288         486        745
  Depreciation and amortization............       44          49         61         82        108         143        274
  Stock-based compensation.................       --          --          3         55        143         479      1,474
                                             -------     -------    -------    -------    -------     -------    -------
         Total costs and expenses..........    1,455       1,695      1,860      2,754      3,641       6,078     10,054
                                             -------     -------    -------    -------    -------     -------    -------
Interest and other income..................       30          17         27         92         92          68        189
                                             -------     -------    -------    -------    -------     -------    -------
Net loss...................................  $(1,142)    $(1,272)   $(1,365)   $(1,972)   $(2,375)    $(3,874)   $(6,687)
                                             =======     =======    =======    =======    =======     =======    =======

     The trends discussed in the comparisons of operating results for the nine months ended December 31, 1998 and 1999, and fiscal 1997, 1998 and 1999 apply to the comparison of results of operations for our seven most recent quarters ended December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically satisfied our cash requirements primarily through private placements of equity securities. Through December 31, 1999, we have raised $45.1 million through equity financing. See Notes 5, 6 and 11 of Notes to Financial Statements.

     Net cash used in operating activities totaled approximately $806,000 for fiscal 1997, $3.2 million for fiscal 1998, $4.6 million for fiscal 1999 and $9.3 million for the nine months ended December 31, 1999. Cash used in operating activities resulted from net operating losses in each of the periods, offset in part by increases in deferred revenue, attributable to increases in sales. To date, we have met our operating expense requirements primarily from the proceeds of private stock offerings. Deferred revenue increased from approximately $245,000 at March 31, 1998 to $1.2 million at March 31, 1999 to $3.7 million at December 31, 1999. Deferred revenue results from customer prepayments of Delivered Learning fees and Learning Solution services. In both cases, prepayments remain in deferred revenue until revenue recognition criteria have been met.

     Net cash used in investing activities totaled approximately $111,000 in fiscal 1997, approximately $398,000 in fiscal 1998, approximately $544,000 in fiscal 1999, and $2.9 million for the nine months ended December 31, 1999. These increases resulted from the acquisition of capital assets, including hardware for our Web site, computer and office equipment, and tenant improvements related to our newly leased facilities located at 1098 Harrison Street, San Francisco, CA required to accommodate our increased number of employees.

     Cash provided by financing activities totaled $1.6 million for fiscal 1997, $5.8 million in fiscal 1998, $11.7 million in fiscal 1999 and $26.1 million for the nine months ended December 31, 1999. These increases resulted from the proceeds received from the issuance of preferred stock.

     We believe that our existing cash resources would not be sufficient to finance our presently anticipated operating expenses and working capital requirement for the next 12 months, unless we reduced anticipated expenses. To the extent that this offering is unsuccessful, during the next 12 months we will be required to seek alternative financing to fund our presently anticipated operating expenses. After the next twelve months, we expect to continue to incur net losses for the foreseeable future and may need additional funds to expand or meet all of our operating needs. Our future liquidity and capital requirements will depend on numerous factors. The rate of expansion of our operations in response to potential growth opportunities and competitive pressures will affect our capital requirements as will funding of continued net losses and substantial negative cash flows. Additionally, we may need additional capital to fund acquisitions of complementary businesses, products and technologies. Our forecast of the period of time through which our financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties. Actual resources sought may differ materially. We have entered into stock purchase agreements for a private placement of 1,075,269 shares of our common stock, contingent upon completion of this public offering, for an aggregate price of $14 million. Currently, we have no plans for any follow-on public offering. However, we may seek to sell additional equity or debt securities or secure a bank line of credit. Currently, we have no other immediately available sources of liquidity. The sale of additional equity or other securities could result in additional dilution to our stockholders. Arrangements for additional financing may not be available in amounts or on terms acceptable to us, if at all.

YEAR 2000 ISSUES

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive

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

software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations for any company using such computer programs or hardware, including, among other things, a temporary inability to process research data, send invoices or engage in normal business activities. We completed an assessment of our information technology systems for year 2000 problems in September 1999. We did not replace any of our systems based on the results of our assessment. We experienced no problems with our systems since the beginning of 2000. To date, we have incurred expenses related to the year 2000 issue of less than $100,000, which were included in operating expenses. We plan to continue to monitor our system throughout the year to assess whether any problems develop. If any errors or defects become evident, we may incur costs to resolve them, however, we do not expect to make any material expenditures related to year 2000 compliance issues in the future.

MARKET RISK

     The following discusses our exposure to market risk related to changes in interest rates, foreign currency exchange rates and equity prices. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors.

Interest Rate Risk

     As of December 31, 1999, we had cash and cash equivalents of $23.3 million, consisting of cash and highly liquid short-term investments with original maturities of three months or less at the date of purchase. As of December 31, 1999, we also had $1.8 million of restricted cash related to our long-term lease of facilities in San Francisco. These investments may be subject to interest rate risk and will decrease in value if market rates increase. A hypothetical increase in market interest rates of 10% from the market rates in effect at December 31, 1999 would cause the fair value of these investments to decrease by an immaterial amount. Declines in interest rates over time will result in lower interest income.

Foreign Currency and Exchange Rate Risk

     All of our revenues recognized to date have been denominated in U.S. dollars and are primarily from the United States. However, an increasing portion of our future revenue may be derived from international customers. Revenues from these customers may be denominated in the local currency of the applicable countries. As a result, our operating results could become subject to significant foreign currency fluctuations based upon changes in exchange rates in relation to the U.S. dollar. Furthermore, if we engage in business outside the United States, changes in exchange rates relative to the U.S. dollar could make us less competitive in international markets. Although we will continue to monitor our foreign currency exposure, and may use financial instruments to limit this exposure, there can be no assurance that exchange rate fluctuations will not have a materially negative impact on our business.

Equity Price Risk

     We do not own any equity investments.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, which requires an enterprise to report by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. We had no items of other comprehensive income to report through December 31, 1999. We currently operate in one reportable segment under SFAS No.
131. Adoption of these statements did not impact our financial position, results of operations or cash flows. In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for us in fiscal 2002. We do not believe that adoption of this statement will have a material impact on our financial position or results of operations.

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

                                    BUSINESS

     The following Business section contains forward-looking statements relating to future events or our future financial performance, which involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

DIGITALTHINK OVERVIEW

     We provide online learning courses and services, which we refer to as e-learning solutions. Our e-learning solutions are designed to address the strategic business objectives of our customers by helping them to increase employee productivity, sales channel effectiveness and customer loyalty and satisfaction. We host and centrally manage all software and content, significantly reducing our customers' learning infrastructure costs and enabling us to rapidly update or customize our courses. Our Web-based solutions deliver content on new initiatives, products or processes to large, geographically dispersed groups who can access courses from anywhere, at anytime through a standard Web browser. Our instructional design approach encourages participants to interact with tutors through e-mail and the Internet. In addition, our solutions allow customers to generate revenue opportunities by offering branded e-learning solutions to their customers. We also offer Web-based tracking and reporting and tools that our customers use to track participants' progress and the effectiveness of our learning programs.

     As of December 31, 1999, we had over 200 customers and over 180 online courses in the technology, financial services, healthcare and telecommunications industries. Customers which have purchased our courses include Adobe, Deutsche Bank, Hewlett-Packard, KPMG, Lawson Software, Sun Microsystems and Texas Instruments. Our customers either select courses from our catalog or pay us to develop special courses for their specific requirements. We also receive payment from our customers when one of their employees, distributors, suppliers or customers, members of a group which we refer to as the "extended enterprise," registers and takes the course.

INDUSTRY BACKGROUND

     Today's businesses face rapidly changing environments characterized by increasing competition, economic globalization and technological change. To compete effectively, businesses must improve business processes, reduce operating costs, extend barriers to entry and shorten product development cycles. The adoption of the Internet as a business platform has accelerated these trends, rewarding speed and penalizing laggards in nearly every industry.

     Our experience indicates that senior executives at leading companies realize that a principal source of competitive advantage is the depth, consistency and currency of knowledge possessed by their employees, distributors, suppliers and customers. We believe learning has evolved from being viewed as a cost center to an integral part of implementing business strategies successfully. Employees who know more about a company's business are generally able to perform more effectively. Distributors who understand the benefits of a company's services make better resellers. Customers who learn to use all of a product's features tend to be more loyal and less expensive to support. Driving knowledge to the extended enterprise effectively reduces the time-to-market of new products and services, improves the productivity of sales channels and reduces customer support costs, resulting in increased operating efficiency and higher profitability.

     In an attempt to address today's competitive business challenges, businesses are investing increasing amounts on learning and skills development. In 1997, the Department of Education estimated that in the United States alone business spent nearly $55 billion annually on learning

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

programs. Based on interactions with our customers, we believe that their investments in traditional educational programs have often yielded uncertain results and in many cases have failed to address and satisfy strategic business objectives. To date, investment in learning has consisted primarily of in-person, instructor-led training programs. Traditional methodologies tend to be inadequate because they are:

     - Difficult to deploy across an organization and its extended enterprise. Many businesses find it difficult to effectively deliver up-to-date content in a timely and consistent manner to large, geographically-dispersed groups. The traditional solution of scheduling corporate education programs at specific times in single locations results in logistical challenges and opportunity costs that often lower participation rates and limit a company's ability to extend knowledge to its extended enterprise.

     - Difficult to customize and update. Instructor-led content is often prepared in advance to provide for the production and distribution of printed or videotaped materials, which are then updated at fixed intervals and delivered using an instructor-led, standardized curriculum of pre-scheduled meetings in set physical locations. As a result, print-based content cannot be updated and distributed to learners as rapidly as a Web-based content, and instructor-led sessions using these materials may fail to incorporate the latest information on new products, strategies and processes for specific uses or customers.

     - Difficult to personalize on a large scale. Instructor-led learning programs are typically designed to address the needs of large groups, which can impair the effectiveness of the individual learning experience. If a participant cannot have his or her individual question answered or cannot access supplemental tutoring after the course sessions have concluded, learning may not actually occur. For example, the cost of assembling a large group in a central location is often justified because of the economics of presenting material to a mass audience. This approach may not provide sufficient time for individuals to be tutored and critiqued.

     - Unable to track and monitor learning effectiveness. Tracking student performance in traditional classroom programs typically requires additional expenses for manual test administration, grading and recording. Many businesses have chosen to avoid these costs by simply recording participant attendance. As a result, they are unable to track and certify levels of competency directly resulting from instruction and correlate learning investments with business results.

     - Costly and slow. Traditional learning initiatives require prolonged absences of valuable employees due to travel to course locations and attendance at scheduled course meetings, resulting in significant opportunity costs due to lost work. In addition, course materials must be printed and delivered using traditional means. As a result, businesses are unable to continuously educate their extended enterprises on new products, strategies and processes in a timely manner. With online courses, participants can learn at anytime from a computer, without having to schedule classrooms or meetings, and without having to travel to a classroom facility.

     In response to these limitations, many businesses are seeking more effective learning solutions. The Internet is transforming the corporate learning marketplace by offering innovative ways to design and deliver knowledge. According to International Data Corporation, the online corporate learning market is projected to grow from $550 million in 1998 to more than $11.4 billion in 2003. By leveraging the Internet, businesses can instantly and simultaneously deploy content to a broad, global audience. This content can be easily and continuously accessed, modified and refreshed and learning programs can be enhanced as participants use e-mail and chat rooms to establish interactive relationships with instructors and peers. Web-based technologies can also offer real-time tracking of participant performance.

     Internal training organizations and external corporate learning providers are geared to instructor-led training and their set of skills is limited to classroom scheduling and instruction. To compete effectively in the e-learning market, these organizations would need to develop a broad range of competencies, including technology development, content creation, Web-hosting and online community management. Companies are seeking outsourced and integrated e-learning solutions as a means of more effectively educating their extended enterprise.

THE DIGITALTHINK SOLUTION

     We provide corporate e-learning courses and services that address the strategic imperative of knowledge. Executives of leading companies use our solutions to improve competitiveness by driving knowledge to the extended enterprise. Our online learning courses and services combine powerful Internet delivery technologies, customized content, dedicated tutors and tools to track and report on course registrations and measure student participant and performance. Because we host our online courses, they can be easily deployed to thousands of participants. We deliver over 180 high quality courses to more than 200 companies in a number of industries, including high technology, financial services, healthcare, government, retail and manufacturing. The advantages of our solutions include:

     Innovative Delivery Model. We deliver outsourced solutions that overcome the shortcomings of traditional learning methods. Our courses are completely Web-based and we host and centrally manage all software and content from our servers. Central hosting and delivery reduces our customers' expenses because they avoid the need to build e-learning delivery systems and staff and manage large teams to design, develop and produce e-learning content. In addition, our centrally hosted system enables us to deploy e-learning solutions rapidly and broadly to course participants who have an Internet connection and standard Web browser. We also provide our customers with the tools necessary to support and track participant performance and progress. Our customers can monitor registrations, each time a course is accessed, the date a participant's last accessed the course, percentage of course completion, and the participant's performance on exercises and exams. This information can be viewed online, interfaced with our customers' internal databases and correlated with our customers' business performance data.

     Powerful e-Commerce Capability. Our e-commerce tools enable our customers and strategic resellers to develop revenue generating businesses around our e-learning solutions. We have entered into revenue sharing agreements with some of these customers and resellers. To date, revenues generated from these arrangements have been insignificant, although we have revenue-sharing projects underway. We implement these projects by first establishing a Web site branded for our customers, where learning related services are located. Using our Web-based tools, our customers can use this e-learning portal to register and bill online the distributors, suppliers and customers in their extended enterprise, providing course participants with a customer-branded learning experience which is delivered and tracked from our centrally-hosted Web servers.

     High-Quality Content. We offer courses from our catalog of delivered learning titles and from custom courseware. Our staff of trained instructional designers identify and contract with people in the industry who are regarded as experts in their fields. We either pay royalties to these content sources or pay them on a per hour basis. In some cases, custom course development content is provided to us by our customers' employees that are most knowledgeable about their specific product or application. Using a Web-based deployment system allows us to continually update content, and avoids the need to ship or recall physical materials such as books or CD-ROMs. This ability to rapidly deploy courses from a central location allows our customers to better ensure that course

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

content remains aligned with business needs, and that courses do not remain in use or circulation if they are outdated or factually incorrect.

     Web-Based Instructional Design. Courses designed for our e-learning environment leverage the unique communications and interactive capabilities of the Internet. This Web-based approach results in an engaging and compelling student experience resulting from increased interactivity through the use of Internet technologies such as Java applets within the course material, discussion boards, online labs, simulations, e-mail and chat rooms. These elements allow a student to learn course material by actively participating in the learning experience. For example, a course participant might read a lesson, watch a Java applet in order to view the steps of a described process, and then complete an exercise applying that same process to a business scenario which is electronically submitted to a tutor for grading. The student might further discuss the process in an online discussion. This level of personalization represents an improvement over instructor-led curricula that may not offer the equivalent, extended opportunity for interaction with tutors or peers.

     Interactive Tutor Support. Our courses are interactive, self-paced and can be accessed at any time. The learning experience benefits from quick responses from tutors and direct interaction via e-mail and the Internet. We maintain a network of consultants and independent contractors who act as tutors and are experts in the subject matter of our courses. On average, participants receive responses to their submissions within a few hours. Participants are required to complete exercises and can ask questions or solicit feedback from the tutor. The majority of our tutor support is accomplished using e-mail, and our technology enables us to accurately track response times and ensure that our tutors are achieving their response time targets. We believe that written responses are more in-depth and considered than real-time telephone or in-person conversations, and that the documented reply features of e-mail allow our tutors to create written records of correspondence with participants.

     Robust and Scalable Technology Framework. Participants have access to our courses at anytime from anywhere using standard Web browser software. Our open, standards-based solution allows participants to access courses online without any proprietary plug-ins or other software. Our technology can easily expand to support our customers as they deploy learning throughout their extended enterprises.

     Enterprise Tracking and Reporting Tools. We offer Web-based tools that are used by our customers to track and monitor each participant's progress in order to measure course completion and knowledge acquisition. Managers can assess the performance of their employees and correlate this information with business results to evaluate the effectiveness of any course.

STRATEGY

     Our objective is to be the leading provider of e-learning solutions. Key elements of our strategy include:

     Enhance our e-learning solutions. We intend to continually add functionality and features to enhance our comprehensive e-learning solutions to meet our customers' evolving needs. For example, we plan to integrate our services more closely with the internal systems of our customers to facilitate our customers' ability to correlate learning data, such as course completion rates and student assessment scores, with organizational and performance metrics. Examples of these performance metrics include sales per employee, customer satisfaction and manager evaluations. We also plan to devote significant resources to expanding the breadth of our course offerings and improving the reporting and tracking features of our solutions.

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

     Develop long-term strategic relationships with our customers. We believe that e-learning solutions will become increasingly critical to businesses' ability to compete successfully. As an existing provider of e-learning solutions, we become a strategic resource for our customers. We plan to extend our presence within our customers' enterprises by helping our customers understand the value and applicability of our solutions to a broad range of operational initiatives. In addition, we will continue to develop new e-learning solutions that are aligned with our customers' evolving business objectives.

     Expand our course offerings. We intend to continually introduce new courses and leverage our existing courses across multiple customers and industries. In many instances, we will modify content developed for existing customers in order to provide similar courses to customers in different industries. This approach allows us to generate additional revenue opportunities while leveraging previous course development efforts.

     Leverage development alliances and reseller relationships. We plan to grow both our direct and indirect sales channels to better service our existing markets and penetrate new markets such as healthcare, life sciences, consumer products, telecommunications and government.

     Expand our international presence. As the rate of Internet adoption accelerates overseas, we believe that significant international market demand will exist for e-learning solutions, especially in Europe and Asia. To that end, we have begun delivering our e-learning solutions in strategically targeted international locations, using courseware and tutor support in English. We plan to expand our reach into both Europe and Asia by developing direct and indirect sales channels and curriculum support capabilities in these regions.

CUSTOMER BENEFITS AND CASE STUDIES

     Our customers can use our e-learning solutions to compress the learning cycle, increase knowledge throughout the extended enterprise, enhance brand equity and customer service and reduce operational costs. The following case studies illustrate how several of our customers have implemented our e-learning solution. We believe these case studies are representative of the services we provide customers based on the types of courses we are delivering and the participants to whom the courses are being directed. In addition, our relationship with Tenet Healthcare reflects our strategy of broadening our course offering to areas other than information technology.

     KPMG CONSULTING -- one of the world's largest consulting operations, with worldwide revenue of over $3 billion in 1998.

                  Accelerate the application of new Internet technologies and
  Challenge:      skills for 22,000 worldwide employees.

                  Realizing that learning must keep pace with the rate of
   Solution:      technological change, KPMG chose our e-learning solution to provide its employees with a comprehensive curriculum to
                  teach them the skills required to perform e-commerce
                  consulting engagements. From a single Web environment hosted by us, KPMG staff can register for our e-learning courses
                  and access online documents. Student progress and
                  performance levels are automatically tracked by our
                  reporting system, allowing KPMG to validate proficiency
                  levels and help ensure that KPMG's internal competency
                  standards are met.

                  We have entered into an agreement with KPMG to jointly develop and deliver Internet learning solutions to large corporations. For the three months ended December 31, 1999, we recognized $2.2 million in revenues from KPMG.

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

     Roderick McGeary, one of our directors, is national managing partner of KPMG Consulting.

     ADOBE SYSTEMS -- a leading provider of graphic design, publishing and imaging software for Web and print production, and the second largest desktop software company in the world.

                  Improve the quality and efficiency of Adobe's sales and
  Challenge:      customer support organizations.

                  We provide Adobe with fully-outsourced online e-learning
   Solution:      courses that Adobe has used to create an internal "virtual university" for delivering product knowledge to Adobe's
                  sales force, resellers and customer support personnel
                  worldwide. In addition, we host a training management system that enables Adobe to track and generate reports on
                  participants' performance data, as measured by course
                  exercises and exams. Using this data, Adobe is able to
                  certify the actual knowledge levels attained by its
                  employees and resellers. The result is a comprehensive
                  e-learning solution that requires no technical or systems
                  support by Adobe personnel.
                  For the nine months ended December 31, 1999, we recognized revenue of $451,000 from Adobe.

     Adobe Ventures L.P., which is affiliated with Adobe Systems, is one of our principal stockholders and holds 10.8% of our common stock outstanding prior to this offering.

     NEW HORIZONS COMPUTER LEARNING CENTERS is the world's largest independent information technology training company, with more than 2.4 million students taught worldwide in 1999.

                  Enable the leading classroom-based information technology
  Challenge:      training company to provide branded e-learning courses to
                  its clients.

                  We have entered into an agreement with New Horizons to
   Solution:      resell a full catalog of more than 130 of our information
                  technology courses, each of which is delivered in a New
                  Horizons branded learning environment. This environment
                  allows the New Horizons Web site to link seamlessly to our site, providing the New Horizons course participants with
                  the impression that online courses are being delivered from the New Horizons site. In fact, all course hosting and tutor support are provided by us, allowing New Horizons to
                  concentrate on sales and marketing of its e-learning
                  offering instead of investing in technology and courseware development.
                  In addition, our solutions enable New Horizons to provide
                  its worldwide network of franchised training centers with
                  full student registration and reporting capabilities, while simultaneously monitoring course sales by each individual
                  New Horizons location. This functionality is accomplished by providing each training center with a unique user ID and
                  password to our registration tool, which is centrally hosted by us. Each training center can use this system to "sign up"
                  New Horizons course participants, triggering transactions in our system which provide participants with their own user
                  IDs and passwords to a New Horizons branded learning
                  environment and courses.
                  For the nine months ended December 31, 1999, we recognized revenue of $183,000 from New Horizons.

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

     TENET HEALTHCARE CORPORATION -- a nationwide provider of health care services which owns or operates 113 acute care hospitals and related businesses employing approximately 118,000 employees in 17 states.

                  Provide ongoing professional education on nursing and
  Challenge:      hospital administration to a geographically dispersed
                  workforce.

                  We will design, create and deliver at least 500 hours of
   Solution:      e-learning courses on various health care topics relating to nursing and hospital administration, with the objective of enabling Tenet to more effectively recruit, educate and
                  retain highly qualified professionals. The actual number of courses that we will develop has not been determined;
                  however we expect that courses will range in length from one to 15 hours.
                  Our agreement with Tenet was entered into in January 2000, and we will recognize revenues over approximately the next two years. We expect to deliver our first course to Tenet
                  during our current fiscal quarter.

     Tenet Healthcare owns shares of our preferred stock that will convert into 307,692 shares of common stock upon completion of this offering. Tenet Healthcare has, contingent upon and immediately following the completion of this offering, agreed to invest $4,000,000 in a private placement of shares of our common stock at a price per share equal to 93% of the initial public offering price per share.

CUSTOMERS

     As of December 31, 1999, we have sold courses to over 200 customers. Our customers use our e-learning solutions to address workforce transformation, sales performance and customer advocacy. The following customers each have accounted for more than $50,000 of our revenues since we began selling our e-learning solutions in fiscal 1998 or currently account for more than $250,000 in bookings for the first three quarters of fiscal 2000.

WORKFORCE TRANSFORMATION                 SALES PERFORMANCE
  Amdahl Corporation                     3Com Corporation
  Bowne & Co., Inc.                      Adobe Systems Incorporated
  Breakaway Solutions, Inc.              Cisco Systems, Inc.
  Cambridge Technology Partners, Inc.    E.piphany, Inc.
  Complete Business Solutions, Inc.      Hewlett-Packard Company
  Deutsche Bank - Bankers Trust          Seagate Technology Inc.
  KPMG LLP
  Media One Group, Inc.                  CUSTOMER ADVOCACY
  New Horizons Computer Learning         Charles Schwab & Co., Inc.
    Centers, Inc.                        Intel Corporation
  Ryder TRS                              J.P. Morgan & Co. Incorporated
  Silicon Graphics, Inc.                 Lawson Software
  Sun Microsystems, Inc.                 Optimark Technologies, Inc.
  The Alliance for Employee Growth       Texas Instruments Incorporated
     and Development, Inc.

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

     The specific categories for each type of customer are designated according to the desired outcomes of the e-learning courses from which the majority of that customer's revenue is received. For example, a company categorized as a workforce transformation customer uses our e-learning solutions in order to achieve a particular strategic learning objective. Sales performance customers seek to improve the sales performance of either their internal or external sales channels, or both. Customer advocacy customers use our products and services to provide e-learning to their external customers. In some cases, customers purchase e-learning products or services from us that would fall into more than one of these categories.

CONTENT AND COURSES

     We currently offer our customers more than 180 self-paced courses. Each course consists of twelve to twenty hours of student work, including lessons, quizzes, interactive applets, simulations, and hands-on participant exercises which are graded and commented upon by our tutors before being returned via email to participants. All of our courses have been designed to take advantage of our e-learning environment and leverage Internet technologies, such as e-mail and discussion boards, in order to provide participants with an engaging learning experience and extensive interaction with our tutors. In addition to pre-developed courses, we develop customized content for our customers. These customized courses incorporate the significant domain knowledge of our clients and can be rapidly redesigned for other customers in the same industry. We typically retain all intellectual rights to our content and can reuse it for other customers. In a few cases, however, we have agreed not to sell that content to third parties.

PRODUCTS AND TECHNOLOGY

     Our e-learning environment consists of technologies that we have designed and created to function as an integrated solution. By employing standard Internet technologies and a hosted content delivery model, we are able to provide our customers with a high quality, efficient means to educate their extended enterprise.

Content Delivery System

     We host the e-learning environments of our customers. By centralizing all infrastructure and hosting requirements, our customers derive the following significant benefits:

     - customers do not need to install or manage any software;

     - content can be updated and infrastructure technology can be improved continuously without impacting our clients and at a minimal cost to us;

     - customers avoid the need to make significant investments in technology infrastructure such as servers, databases, technical staff or technical support; and

     - participants can access course content at anytime, from anywhere, through the use of a standard modem and browsers.

System Architecture

     Our e-learning architecture is designed to scale rapidly to provide large student populations with tutor-supported e-learning content. In addition, we have developed our content delivery system using standard Internet technologies such as Java and HTML, facilitating the delivery of our content to our customers' Web browsers. We utilize a single code base to deliver content. As a result, any improvement made in our software for one customer automatically benefits all other customers.

     Our content is stored in a database as structured "learning elements." We have developed a templating system that automatically controls the graphical presentation, or "look & feel", of a course, as well as course navigation. This content storage and delivery approach allows us to personalize the content for individuals in each course and minimizes content or formatting errors. In addition, this structure enables the rapid customization of course content for different customers. Our technology was not ported from a legacy application, nor was it an adaptation of a previously existing learning delivery system. The following diagram depicts the architecture of our end-to-end e-learning solutions.

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

             [Description of Content Delivery System Architecture]

Course Enrollment Options

     Our customers can choose several different methods to allow participants to access our courses. Enrollments can be managed by authorized personnel using our corporate administration system. Alternatively, participants can self-enroll using an intranet or Internet e-commerce option. Our system can also be integrated with third-party enterprise software applications to allow automated enrollments using a training management or other back-office systems.

Tracking and Reporting System

     Each participant's learning activities are fully tracked in our database. This comprehensive tracking ability allows a participant to start a course at work, and continue at home or while traveling. Regardless of their location, our system recognizes each participant, tracks their course progress and records their performance. Using only a standard Web browser, managers can run both standardized and custom reports on participant enrollments and progress, gaining visibility into the learning status of their extended enterprise.

Course Tutoring

     Our technology allows us to increase the efficiency and scalability of our tutoring resources. The ability of tutors worldwide to interact with participants through standard Internet communication methodologies significantly increases the pool of tutor candidates we can recruit. In addition, our database system allows multiple tutors to support the same course as grading and exercise submissions can be accessed and responded to by any tutor. Duplication of tutor work is prevented by our message queuing technology.

Collaboration Tools

     We host and make available to our customers proprietary and third-party collaboration tools, currently include instant messaging software, e-mail solutions, chat rooms and discussion boards. These collaboration tools are designed to create a learning environment that fosters collaboration between peers and a high degree of interaction between participants and tutors.

Testing and Assessment

     Our system offers comprehensive testing and assessment capabilities, which can be customized for specific learning solutions and customers. Assessment and testing capabilities include multiple choice, multiple answer quizzes with randomized question sets, tutor-scored and commented exercises, and interactive testing applets and simulations.

Full Integration with Corporate Infrastructures

     Our e-learning solutions can be fully integrated with our customers' corporate information technology systems, including their Web sites and intranets. As a result, course participants do not necessarily realize that they are accessing content hosted from our servers. Our integration layer provides adapters for training management systems. We design our course content to be compatible with our customer's security concerns and bandwidth limitations. As a result, it is highly unusual for participants at our corporate clients to be unable to access our courses.

Scalable Architecture

     Our system has been designed to scale rapidly and to consistently deliver content to large numbers of participants. We use extensive load testing to measure our system capacity and identify potential bottlenecks. Our delivery system has scaled to support more than 150,000 seats of learning delivered worldwide. Constant improvements to our system architecture continue to increase system capacity well beyond the current demands.

High-Availability Systems

     Our systems have been designed to maximize availability, with redundancy in the areas in which we believe failures are most likely to occur. We have also implemented redundant network connections to the Internet, a load-balanced redundant web server and a highly-redundant storage array to safeguard our information. In addition, locating our Web servers with Exodus, a leading Web-hosting firm, provides us with backup power, constant monitoring, physical security, seismic resistance, fire suppression and climate control systems. We are vulnerable to certain types of failures, including catastrophic failure of the Exodus site due to natural disasters or other events and simultaneous failure of our primary and redundant systems.

SALES AND MARKETING

     We sell our e-learning solutions primarily through our own direct sales organization. We also sell through learning resellers, consulting firms, customers and co-developers and Internet portals. Our direct sales organization focuses on developing long-term relationships with major corporate customers while our e-commerce Web site sells directly to consumers and individual buyers. Our learning resellers, including New Horizons, PPI Canada, Hungry Minds, Training Net, Net Learning and BlueU., create a leveraged distribution model to reach large customer bases, international markets and consumers. Consulting firms, including KPMG and Cambridge Technology Partners work with us to jointly sell our e-learning solutions. With development partners and customers, including Lawson Software and Microsoft, we enter into revenue sharing relationships to jointly develop and sell e-learning solutions to their customers and channels. Our Internet portals, including Intraware and Fatbrain, resell our courses as components of their e-learning offerings targeted at specific industries.

COMPETITION

     The e-learning market is evolving quickly and is subject to rapid technological change, shifts in customer demands and evolving learning methodologies. To succeed, we must continue to expand our course offerings, upgrade our technology and distinguish our solution. As competition continues to intensify, we expect the e-learning market to undergo significant price competition. We expect to face increasing price pressures from competitors as our potential customers demand more value for their education budgets.

     The e-learning market is highly fragmented with no single competitor accounting for a dominant market share, and competition is intense. In addition to competing with other suppliers of technology-based learning solutions, we also compete with third-party suppliers of instructor-led education and learning and internal education departments.

     Our competitors vary in size and in the scope and breadth of the courses and services they offer. Several of our competitors have longer operating histories and significantly greater financial, technical and marketing resources. In addition, larger companies may enter the e-learning market through the acquisition of our competitors. We anticipate that the lack of significant entry barriers to the e-learning market will allow other competitors to enter the market, increasing competition.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Our success depends, in part, on our ability to protect our proprietary rights and technology. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and employee and third-party nondisclosure agreements to protect our proprietary rights. We have registered the trademark DigitalThink and we own the domain name digitalthink.com. It is possible, however, that third parties could acquire trademarks or domain names that are substantially similar or conceptually similar to our trademarks or domain names. This could decrease the value of our trademarks or domain names and could hurt our business. The regulation of domain names in the United States and in foreign countries is subject to change. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear.

     We obtain the content for many of our courses from our customers and often also receive the right to resell this content to other customers. It is possible that the use of this content may subject us to the intellectual property claims of third parties. Although we generally seek indemnification from our customers to protect us from these types of claims, we may not be fully protected from extensive damage claims or claims for injunctive relief. In addition, our customers may assert that some of the courses we develop for our general catalog or under contract with other customers may improperly use their proprietary content. Our involvement in any litigation to resolve intellectual property ownership matters would require us to incur substantial costs and divert management's attention and resources. In addition, we cannot predict the effect of a failure to prevail in any litigation of this kind.

EMPLOYEES

     As of December 31, 1999, we employed 200 persons. Of these employees, there were 91 in course development, 50 in sales and marketing, 30 in research and development, 14 in Web delivery and customer support and 15 in general and administration. Each of our employees was granted options to purchase shares of our common stock upon joining us.

     Our success will depend in large part upon our ability to attract and retain employees. We face competition in this regard from other companies, but we believe that we maintain good relations with our employees. None of our employees are members of organized labor groups.

FACILITIES

     We are currently leasing a total of approximately 51,000 square feet of office space in two locations in San Francisco, California. We believe that our current San Francisco facilities will meet our space requirements for at least the next 12 months. The lease for our principal San Francisco facility expires in October 2009.

LEGAL PROCEEDINGS

     We are currently a party to a lawsuit with Amy Zink, one of our former employees, which was filed in December 1999 in the Superior Court of the State of California for the County of San Francisco. Ms. Zink has alleged that her employment was wrongfully terminated and is seeking monetary damages of approximately $6 million and additional stock options for commissions relating to certain sales in which she allegedly participated. Ms. Zink, who resigned her employment in December 1999, has alleged that she was responsible for sales to two large customers and that we failed to pay her the commissions to which she was entitled on these sales. Ms. Zink is also pursuing claims for misrepresentation and fraud arising under the same set of facts against us, Peter J. Goettner and Todd A. Clyde, two of our executive officers. We intend to vigorously defend every claim and based on a review of the facts underlying the allegations, we believe we have meritorious defenses to each claim. If this litigation is decided adversely to us, we may be required to pay damages to the plaintiff.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth, as of December 31, 1999, certain information concerning our executive officers, directors and other key management personnel:

                   NAME                     AGE                       POSITION
                   ----                     ---                       --------
Peter J. Goettner.........................  35    President, Chief Executive Officer, Chairman of
                                                  the Board
Umberto Milletti..........................  34    General Manager of Products
Steven C. Zahm............................  35    Vice President
Michael W. Pope...........................  33    Vice President, Chief Financial Officer
Todd A. Clyde.............................  35    Vice President, Learning Solutions
Michael W. Lodato.........................  35    Vice President, Marketing and Business
                                                  Development
J. Adriaan Theron.........................  51    Vice President, Sales
Linda T. Drumright........................  39    Vice President, Engineering
Lyle E. Nevels............................  36    Vice President, Operations
Paul J. Pastrone..........................  39    Vice President, Global Business Development
Adam D. Levy..............................  37    General Counsel
Samuel D. Kingsland(1)....................  30    Director
Steven L. Eskenazi(1).....................  37    Director
William H. Lane, III(1)(2)................  61    Director
E. Follett Carter(1)(2)...................  57    Director
Jon C. Madonna(2).........................  56    Director
Roderick C. McGeary.......................  49    Director

-------------------------
(1) Member of the compensation committee.
(2) Member of the audit committee.

     Peter J. Goettner has served as our President, Chief Executive Officer and Chairman of our Board of Directors since he co-founded DigitalThink in April 1996. From January 1996 to April 1996, Mr. Goettner was developing the business and financing plan for DigitalThink. From November 1993 to December 1995, Mr. Goettner served as Director of Marketing for Knowledge Revolution, a developer of educational and engineering software. Mr. Goettner holds a B.S. in Electrical Engineering from the University of Michigan and an M.B.A. from the Haas School of Business at the University of California at Berkeley.

     Umberto Milletti is one of our co-founders and has served as our General Manager of Products since April 1996. From March 1993 to March 1996, Mr. Milletti was Director of Product Development at Knowledge Revolution. Mr. Milletti holds a B.S. in Electrical Engineering from Tufts University and an M.S. in Electrical Engineering and Computer Science from the University of California at Berkeley.

     Steven C. Zahm is one of our co-founders and has served as our Vice President since April 1996. From November 1992 to March 1996, Mr. Zahm was Director of Digital Media/High-Tech Consulting at Prophet Brand Strategy, a strategic management consulting firm. Mr. Zahm holds a

B.A. in History and Economics from Stanford University and an M.B.A. from the Haas School of Business at the University of California at Berkeley.

     Michael W. Pope has served as our Vice President, Chief Financial Officer since October 1999. From June 1992 to October 1999, Mr. Pope served in various positions at Dionex Corporation, a manufacturer and marketer of chromatography systems and related products for chemical analysis, most recently as Chief Financial Officer from April 1994 to October 1999. Mr. Pope holds a B.A. in Quantitative Economics from Stanford University and an M.B.A. from the Haas School of Business at the University of California at Berkeley.

     Todd A. Clyde has served as our Vice President, Learning Solutions since March 1998. From October 1986 to March 1998, Mr. Clyde held several positions with Andersen Consulting, most recently Senior Manager. Mr. Clyde holds a B.A. in Management Science from the University of California at San Diego.

     Michael W. Lodato has served as our Vice President, Marketing and Business Development since April 1999. From October 1996 to April 1999, Mr. Lodato held several positions at Siebel Systems, a sales and customer support software developer, including Senior Director, Strategic Accounts and Senior Director, Product Marketing. From June 1994 to October 1996, Mr. Lodato was a Director, Enterprise Architecture and Strategy at Sybase, Inc., a database software provider. Mr. Lodato holds a B.A. in Management Science from the University of California at San Diego.

     J. Adriaan Theron has served as our Vice President, Sales since March 1999. From January 1997 to February 1999, Mr. Theron was the Vice President of Sales and Marketing for Plexus Technology, a division of BancTec, Inc., a systems integration and services company. From August 1995 to December 1996, Mr. Theron served as Vice President of Marketing and Regional Sales Manager of SQL Financials International, an e-commerce software company. From January 1993 to July 1995, Mr. Theron was the Corporate Vice President, Sales and Marketing for Learnsoft Corporate Training, Inc., a provider of technical training. Mr. Theron attended Pretoria University in South Africa.

     Linda T. Drumright has served as our Vice President, Engineering since October 1999. From August 1998 to October 1999, Ms. Drumright served as Vice President, Budgeting, Planning and Forecasting Application Product Development for Hyperion Solutions Corporation, a developer of enterprise analytic application software. Prior to that, from July 1997 to August 1998, she was the Senior Director of the Tools and Applications Division at Arbor Software Corp., a database software developer, and from June 1990 to July 1997, she held several technical positions, including Senior Manager, at Sybase, Inc. Ms. Drumright holds a B.A. in Computer Science from the University of California at Berkeley.

     Lyle E. Nevels has served as our Vice President, Operations since June 1999 and our Director of Support Operations from May 1998 to May 1999. From April 1996 to April 1998, Mr. Nevels was Director, Customer Satisfaction Center at AutoDesk, Inc., a developer of design and drafting software and multimedia tools. Prior to that, from November 1983 to March 1996, Mr. Nevels held various senior management positions at Apple Computer for over 13 years, most recently as Senior Manager of Licensing Operations. Mr. Nevels holds a B.S. in Organizational Behavior from the University of San Francisco.

     Paul J. Pastrone has served as our Vice President, Global Business Development since July 1999. From January 1998 to July 1999, Mr. Pastrone was Vice President and Research Director of Software, Systems and Internet at Gartner Group, Inc., a market research organization. From September 1988 to December 1997, Mr. Pastrone was a Senior Vice President at International Data Corporation, a market research organization. Mr. Pastrone received a B.A. from the University of

California at Berkeley and an M.A. in International Business Relations from the Fletcher School of Law & Diplomacy.

     Adam D. Levy has served as our General Counsel since October 1999. From September 1994 through October 1999, Mr. Levy was an Associate at the law firm of Wilson Sonsini Goodrich and Rosati. Mr. Levy holds a B.A. in Economics from Haverford College and a J.D. from Georgetown University.

     Samuel D. Kingsland has been a member of our board of directors since August 1996. Mr. Kingsland is a founding member of H & Q Venture Associates, LLC, a venture capital firm formed in July 1998. From January 1991 to July 1998, Mr. Kingsland held several positions, most recently as Principal, within the venture capital group of Hambrecht & Quist, Inc., an investment banking firm. Mr. Kingsland is a director of several private companies. Mr. Kingsland received a B.A. from Dartmouth College.

     Steven L. Eskenazi has been a member of our board of directors since June 1997. Since March 1997, Mr. Eskenazi has been a General Partner of the Walden Group, a venture capital firm. From February 1990 to March 1997, Mr. Eskenazi was Managing Director in charge of New Media Research for Deutsche Banc Alex. Brown, an investment banking company. Mr. Eskenazi also serves on the board of several private companies. Mr. Eskenazi holds a B.S. in Applied Mathematics from Union College and an M.B.A. from the Amos Tuck School of Management at Dartmouth College.

     William H. Lane, III has been a member of our board of directors since February 1999. Since 1996, Mr. Lane has been the President of Canyon Vista, Inc., a management consulting company. Mr. Lane retired from Intuit Inc., a financial software company, in July 1996, having served as its Vice President, Chief Financial Officer, Secretary and Treasurer from January 1994 to April 1996. Mr. Lane served in a similar capacity at ChipSoft, Inc., a tax preparation software company, from July 1991 until its acquisition by Intuit in December 1993. Mr. Lane is also a director of public companies Cyberian Outpost, Inc., MetaCreations Corp. and International Microcomputer Software, Inc. and several private companies. Mr. Lane holds an A.B. from Columbia University.

     E. Follett Carter has been a member of our board of directors since June 1999. From October 1996 to his retirement in October 1999, Mr. Carter was the President of Gartner Group Distribution, a subsidiary of the Gartner Group, Inc., and Gartner Group's Chief Marketing Officer. From October 1993 to September 1996, Mr. Carter was the Executive Vice President, Sales and Marketing for the Gartner Group, Inc. Mr. Carter is also a director of several private companies. Mr. Carter holds a B.A. from Case Western Reserve University and an M.B.A. from Columbia University.

     Jon C. Madonna has been a member of our board of directors since January 2000. Since December 1998, Mr. Madonna has been the President and Chief Executive Officer of Carlson Wagonlit Travel, a leading business travel and expense management company. From January 1997 to October 1998, Mr. Madonna was Vice Chairman of The Travelers Group, a financial services and insurance company, and Vice Chairman of Travelers Property and Casualty and Chief Executive Officer of the Personal Lines business. Previously, Mr. Madonna was with KPMG Peat Marwick for 28 years, where he held numerous senior leadership positions including Chairman, KPMG International from July 1995 to January 1998 and Chairman and Chief Executive Officer, KPMG Peat Marwick, USA from 1990 to October 1996. Mr. Madonna is also a director of Neuberger Berman, Inc., an independent investment advisor and Tidewater, Inc., a provider of services and equipment to the offshore energy industry. Mr. Madonna holds a B.S. from the University of San Francisco.

     Roderick C. McGeary has been a member of our board of directors since January 2000. Mr. McGeary is a national managing partner of KPMG Consulting, an international consulting organization, a part of KPMG Peat Marwick LLP, and a member of KPMG Consulting's management committee. Mr. McGeary joined KPMG in 1972 as an audit professional and was elected partner in 1981. In January 1994, Mr. McGeary was named partner-in-charge of KPMG's West Coast Systems practice and in 1997, he was named a member of a two-person executive team that directs all KPMG Consulting services. Mr. McGeary received his B.S. from Lehigh University.

BOARD OF DIRECTORS

     Our bylaws currently authorize seven directors. Our certificate of incorporation and bylaws that become effective upon the completion of this offering provide that our board will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The Class I directors, Messrs. Kingsland and Eskenazi, will stand for reelection at the 2000 annual meeting of stockholders. The Class II directors, Messrs. Lane and Carter, will stand for reelection at the 2001 annual meeting of stockholders. The Class III directors, Messrs. Goettner, Madonna and McGeary will stand for reelection at the 2002 annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This staggered classification of the board of directors may have the effect of delaying or preventing changes in control or management. There are no family relationships among any of our directors, officers or key employees.

Committees

     Our compensation committee consists of Messrs. Kingsland, Eskenazi, Lane and Carter. The compensation committee makes recommendations regarding our various incentive compensation and benefit plans and determines salaries for our executive officers and incentive compensation for our employees and consultants.

     Our audit committee consists of Messrs. Carter, Lane and Madonna. The audit committee makes recommendations to the board of directors regarding the selection of our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our control functions.

Compensation Committee Interlocks and Insider Participation

     None of the members of our compensation committee was, at any time since our formation, one of our officers or employees. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Compensation

     We do not currently pay any cash or non-cash compensation to our directors for their services, although we reimburse them for travel expenses in connection with attending our board and committee meetings. We do not provide additional compensation for committee participation or special assignments of the board of directors. On two occasions, we have granted our outside directors options to purchase shares of our common stock under the 1996 Stock Plan. In July 1999, we granted Mr. Carter an option to purchase 40,000 shares of our common stock at a per share exercise price of $1.00. In October 1999, we granted Mr. Lane an option to purchase 40,000 shares of our common stock at a per share exercise price of $1.50. We plan to offer similar grants to new outside directors when they first join our board. In January 2000, we granted Messrs. Madonna and McGeary an option to purchase 40,000 shares of our common stock at a per share exercise price of $9.00.

Required Number of Independent Directors

     Under the rules of the Nasdaq National Market, we must have three independent directors. For purposes of this rule, an independent director is a director that is not an employee of ours and does not have other specified relationships with us as specified in the Nasdaq's rules. We believe that all of our directors, other than Mr. Goettner, are independent directors for this purpose.

EXECUTIVE OFFICERS

     Our executive officers are appointed by our board of directors and serve until their successors are elected or appointed.

Compensation

     The following table sets forth the compensation paid by us during the fiscal year ended March 31, 1999, to our Chief Executive Officer and to our four other most highly compensated executive officers who earned more than $100,000 during our last fiscal year. This prospectus refers to these executives as the Named Executive Officers.

                                                                               LONG TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                                                              ------------
                                                       ANNUAL COMPENSATION     SECURITIES
                                                       -------------------     UNDERLYING
             NAME AND PRINCIPAL POSITION                SALARY      BONUS       OPTIONS
             ---------------------------               --------    -------    ------------
Peter J. Goettner....................................  $100,000    $ 9,385       150,000
  President, Chief Executive
  Officer and Chairman of the Board of Directors
Todd A. Clyde........................................    75,000     59,653       225,000
  Vice President, Learning Solutions
Steven C. Zahm.......................................   100,000      6,009       125,000
  Vice President
Umberto Milletti.....................................   100,000     10,224       125,000
  General Manager of Products
Lyle E. Nevels.......................................    76,666     32,714        70,000
  Vice President, Operations

Option Grants in Last Fiscal Year

     The following table provides information relating to stock options awarded to each of the Named Executive Officers during the year ended March 31, 1999. All of these options were awarded under our 1996 Stock Plan. Options generally vest over four years from the date of grant. Percent of total options granted in fiscal 1999 is based on an aggregate of 1,461,250 options granted in the year ended March 31, 1999 to our employees, directors and consultants, including the Named Executive Officers. Options were granted at an exercise price equal to the fair market value per share of common stock on the grant date as determined by our board of directors. The potential realizable value is calculated based on the term of the option at its time of grant (10 years). In accordance with the rules of the Securities and Exchange Commission, the following table also sets forth the potential realizable value over the term of the options (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10% compounded annually. These amounts do not represent our estimate of future stock price performance. Actual realizable values, if any, of stock options will depend on the future performance of the common stock.

                                                                                     POTENTIAL REALIZABLE
                                                INDIVIDUAL GRANTS                      VALUE AT ASSUMED
                                --------------------------------------------------      ANNUAL RATES OF
                                NUMBER OF     PERCENT OF                                  STOCK PRICE
                                SECURITIES   TOTAL OPTIONS                               APPRECIATION
                                UNDERLYING      GRANTED                                FOR OPTIONS TERM
                                 OPTIONS       IN FISCAL     EXERCISE   EXPIRATION   ---------------------
             NAME                GRANTED         1999         PRICE        DATE         5%          10%
             ----               ----------   -------------   --------   ----------   ---------   ---------
Peter J. Goettner.............    75,000          5.13%       $0.075      4/1/08      $ 3,538     $ 8,965
                                  75,000          5.13         0.25      1/12/09       11,792      29,883
Todd A. Clyde.................   100,000          6.84         0.075      4/1/08        4,717      11,953
                                 125,000          8.55         0.50       2/9/09       39,306      99,609
Steven C. Zahm................    50,000          3.42         0.075      4/1/08        2,358       5,977
                                  75,000          5.13         0.25      1/12/09       11,792      29,883
Umberto Milletti..............    50,000          3.42         0.075      4/1/08        2,358       5,977
                                  75,000          5.13         0.25      1/12/09       11,792      29,883
Lyle E. Nevels................    50,000          3.42         0.075     5/13/08        2,358       5,977
                                  20,000          1.37         0.25      1/12/09        3,144       7,969

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

     None of the Named Executive Officers exercised options during the fiscal year ended March 31, 1999. The following table sets forth the number and value of securities underlying unexercised options held at March 31, 1999. The "Value of Unexercised In-the-Money Options at March 31, 1999" is based on a value of $0.50 per share, the fair market value of our common stock as of March 12, 1999, as determined by the board of directors, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option. All options were granted under our 1996 Stock Plan.

                                               NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                              UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                             OPTIONS AT MARCH 31, 1999          MARCH 31, 1999
                                            ---------------------------   ---------------------------
                   NAME                     EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                   ----                     -----------   -------------   -----------   -------------
Peter J. Goettner.........................      3,125        146,875        $   781        $49,844
Todd A. Clyde.............................     27,604        197,396         10,625         31,875
Steven C. Zahm............................      3,125        121,875            781         39,219
Umberto Milletti..........................    102,083        222,917         45,026         84,974
Lyle E. Nevels............................        833         69,167            208         26,042

STOCK PLANS

1996 Stock Plan

     Our 1996 stock plan was adopted by the board of directors in May 1996 and approved by our stockholders in May 1996. In October 1999, the 1996 Stock Plan was amended to increase the number of shares of common stock reserved for issuance thereunder to 6,375,000 shares. As of December 31, 1999, options to purchase an aggregate of 4,017,729 shares were outstanding, 560,199 shares of common stock had been purchased pursuant to exercises of stock options and stock purchase rights and 1,797,072 shares were available for future grant.

     The number of shares reserved for issuance under the 1996 stock plan will increase, beginning in fiscal year 2001, by an annual increase equal to the lesser of 2.0 million shares, 5.0% of the outstanding shares on the date of the annual increase, or a lesser amount determined by our board of directors.

     Our 1996 Stock Plan provides for the grant of incentive stock options (as defined in Section 422 of the Internal Revenue Code) to employees and nonstatutory stock options, stock purchase rights and stock bonus rights to employees, directors and consultants. This plan may be administered by the board of directors or a committee appointed by the board. The option administration committee may make final and binding determinations regarding the terms and conditions of the awards granted, including the exercise price, the number of shares subject to the award and the exercisability thereof, forms of agreement for use under the plan and interpretation of plan terms.

     The exercise price of incentive stock options granted under the 1996 Stock Plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price will be no less than 110% of the fair market value. The exercise price of nonqualified stock options for any person holding more than 10% of the voting power of all classes of our stock, including the stock of any parent or subsidiary, the exercise price will be no less than 110% of the fair market value. For any other service provider, the exercise price of a non-qualified option will be no less than 85% of the fair market value. The maximum term of options granted under the 1996 Stock Plan is ten years, except that options granted to officers, directors and consultants share a maximum term of five years.

     An optionee whose relationship with us or any related corporation ceases for any reason, other than death or total and permanent disability, may exercise options in the three-month period following such cessation, or such other period of time as determined by the administrator, unless such options terminate or expire sooner, or for nonstatutory stock options, later, by their terms. The three-month period is extended to twelve months for terminations due to death or total and permanent disability. In the event of our merger, sale or reorganization into another corporation which results in a change of control, the successor company may either assume outstanding options or issue substitute options. If any options are not assumed or substituted, the options will terminate. The 1996 Stock Plan will terminate in November 2006, unless sooner terminated by the board of directors.

     The board of directors may also grant stock purchase rights to employees and consultants under the 1996 Stock Plan. Such grants are made pursuant to a restricted stock purchase agreement, and the price to be paid for the shares granted thereunder is determined by the administrator. We are generally granted a repurchase option exercisable on the voluntary or involuntary termination of the purchaser's employment with us for any reason, including death or disability. The repurchase price shall be the original purchase price paid by the purchaser. The repurchase option shall lapse at a rate determined by the administrator. Once the stock purchase right has been exercised, the purchaser shall have the rights equivalent to those of a stockholder.

2000 Employee Stock Purchase Plan

     Our board of directors adopted our 2000 Employee Stock Purchase Plan in December 1999. This plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions.

     A total of 200,000 shares of common stock has been reserved for issuance under the purchase plan. In addition, the purchase plan provides for annual increases in the number of shares available for issuance under the purchase plan on the first day of each fiscal year, beginning with fiscal 2001, equal to the lesser of 1% of the outstanding shares of common stock on the first day of the fiscal year or 400,000 shares or such lesser amount as may be determined by the board.

     The board of directors or a committee appointed by the board administers the purchase plan. The board or its committee has full and exclusive authority to interpret the terms of the purchase plan and determine eligibility.

     Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the purchase plan if such an employee:

     - immediately after grant owns stock possessing five percent or more of the total combined voting power or value of all classes of our capital stock, or

     - whose rights to purchase stock under all employee stock purchase plans of ours accrues at a rate which exceeds $25,000 worth of stock for each calendar year.

     The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, contains consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period, which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before November 1, 2001.

     The purchase plan permits participants to purchase common stock through payroll deductions of up to 10% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions but excludes payments for overtime, shift premium payments, incentive compensation, incentive payments, bonuses and other compensation. The maximum number of shares a participant may purchase during a single offering period is 5,000 shares.

     Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the purchase plan is 85% of the lower of the fair market value of the common stock at the beginning or end of the offering period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will withdraw from the current offering period following the exercise and will automatically re-enroll in a new offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

     A participant may not transfer rights granted under the purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the purchase plan.

     The purchase plan provides that, if we merge with or into another corporation or sell substantially all of our assets, a successor corporation may assume or substitute for each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

     The purchase plan will terminate in 2009. However, the board of directors has the authority to amend or terminate the purchase plan, except that, subject to some exceptions described in the purchase plan, no such action may adversely affect any outstanding rights to purchase stock under the purchase plan.

401(k) PLAN

     In April 1997, our board of directors adopted a Retirement Savings and Investment Plan covering our full-time employees located in the United States. This plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to this plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn. Pursuant to this plan, employees may elect to reduce their current compensation by up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit ($10,000 in 1999) and to have the amount of such reduction contributed to this plan. We do not currently make additional matching contributions on behalf of plan participants.

CHANGE OF CONTROL AGREEMENTS

     We have entered into a change of control agreement with Michael Pope, our chief financial officer. In the event of a change in our control and the actual termination of Mr. Pope's employment or Mr. Pope's resignation following a reduction in his responsibilities or compensation or a relocation of his place of employment, the vesting of all outstanding stock options issued to Mr. Pope will be accelerated. Mr. Pope will not be entitled to accelerated vesting if we terminate his employment for cause, which includes acts of dishonesty or willful misconduct.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

     We have entered into agreements to indemnify our directors, executive officers and controller, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our rights, arising out of such person's services as a director or executive officer to us, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                       TRANSACTIONS WITH RELATED PARTIES

PURCHASES OF STOCK

     We sold 1,544,400 shares of our common stock to Peter J. Goettner, our President and Chief Executive Officer, at a per share price of $0.001, in May 1996. We sold 1,069,200 shares of our common stock to Umberto Milletti, our General Manager of Products, at a per share price of $0.001, in May 1996. We sold 1,346,400 shares of our common stock to Steven C. Zahm, our Vice President, at a per share price of $0.001, in May 1996.

     We sold an aggregate of 3,184,000 shares of our Series A preferred stock, at a per share price of $0.50, in August 1996 for aggregate proceeds of $1.6 million. We sold an aggregate of 7,726,668 shares of our Series B preferred stock, at a per share price of $0.75, in June 1997 for aggregate proceeds of $5.8 million. We sold an aggregate of 7,904,306 shares of our Series C and Series C-1 preferred stock, at a per share price of $1.50, in November 1998, February 1999 and June 1999 for aggregate proceeds of $11.9 million. We sold an aggregate of 3,999,617 shares of our Series D preferred stock, at a per share price of $6.50, in November 1999 for aggregate proceeds of $26.0 million. Each of these financings involved other investors that were not related parties. The following executive officers, directors or holders of more than five percent of our voting securities purchased preferred stock in these financings in the amounts set forth below.

                                                                  PREFERRED STOCK
                                                    -------------------------------------------
              PREFERRED STOCKHOLDER                 SERIES A   SERIES B    SERIES C    SERIES D
              ---------------------                 --------   ---------   ---------   --------
  TI Ventures, L.P................................  666,667    1,333,334     777,778   307,693
  Adobe Ventures, L.P.............................  666,666    1,333,334     777,778   307,693
  H&Q Digital Think Investors, L.P................  666,667    1,333,334     598,748   261,432
  The Walden Group................................       --    2,000,000     500,000   200,000
  Torstar Corporation.............................       --           --   2,000,000    76,923
  Peter J. Goettner...............................   30,000           --          --        --
  William H. Lane, III............................   50,000       20,000          --     3,077
  E. Follett Carter...............................       --           --      80,000        --
  Michael W. Pope.................................       --           --          --    15,385

     Samuel D. Kingsland, one of our directors, is a Manager of the General Partner of TI Ventures, L.P., a Limited Partner of the General Partner of Adobe Ventures, L.P., and a Manager of the General Partner of H&Q Digital Think Investors, L.P., each of which is a greater than 5% stockholder. Mr. Kingsland disclaims beneficial ownership of the securities held by each of these entities.

     Steven L. Eskenazi, one of our directors, is a General Partner of The Walden Group. The Walden Group consists of Walden Media and Information Technology Fund, L.P., Walden-SBIC, L.P., Walden EDB Partners, L.P., Walden EDB Partners II, L.P. and Walden Technology Ventures II, L.P. Mr. Eskenazi disclaims beneficial ownership of the securities held by each of these entities.

     Each share of our preferred stock will convert into one share of common stock upon the completion of this offering.

     Investor Rights Agreement. The preferred stockholders described above have entered into an agreement with us, pursuant to which these and other preferred stockholders will have registration rights with respect to their shares of common stock following this offering. For additional information regarding these registration rights, please see "Description of Capital Stock -- Registration Rights of Certain Holders." Upon the completion of this offering, all shares of our outstanding preferred stock will be automatically converted into an equal number of shares of common stock.

     We have entered into indemnification agreements with our directors and officers for the indemnification of and advancement of expenses to these persons to the full extent permitted by law. We also intend to execute these agreements with our future directors and officers.

     On various occasions during 1999 and the two preceding fiscal years, we granted the following options to purchase our common stock to the following executive officers, directors and stockholders who beneficially own five percent or more of our securities:

                                                                           NUMBER OF     EXERCISE
                          NAME                            DATE OF GRANT     OPTIONS     PRICE/SHARE
--------------------------------------------------------  -------------    ---------    -----------
Peter J. Goettner.......................................      4/1/98         75,000       $0.075
                                                             1/12/99         75,000        0.250
                                                            10/15/99        600,000        1.500

Umberto Milletti........................................     6/19/97        200,000        0.050
                                                              4/1/98         50,000        0.075
                                                             1/12/99         75,000        0.250

Steven C. Zahm..........................................      4/1/98         50,000        0.075
                                                             1/12/99         75,000        0.250

Michael W. Pope.........................................    10/27/99        275,000        1.500

Todd A. Clyde...........................................      4/1/98        100,000        0.075
                                                              2/9/99        125,000        0.500
                                                            10/15/99         75,000        1.500

J. Adriaan Theron.......................................     3/12/99        250,000        0.500

Lyle E. Nevels..........................................     5/13/98         50,000        0.075
                                                             1/12/99         20,000        0.250
                                                             6/11/99         50,000        0.750

William H. Lane, III....................................    11/21/96          5,000        0.050
                                                            10/15/99         40,000        1.500

E. Follet Carter........................................     7/12/99         40,000        1.000

     In February 1999, we entered into an agreement with Adobe Systems Incorporated, a limited partner of Adobe Ventures, L.P., a holder of 5% or more of our shares of common stock, for the provision of custom course services relating to project management, development of course content, production of courseware and delivery of online courses via the Internet. Under the agreement we are providing these course development services on our standard terms. The agreement will continue until February 16, 2002 unless terminated earlier. In fiscal 1999, we generated revenues of $110,000 under our agreement with Adobe.

     In 1997, we entered into an agreement with Texas Instruments Incorporated, a limited partner of TI Ventures, L.P., a holder of 5% or more of our shares of common stock, for the provision of services relating to project management resources and development of course syllabus for a Texas Instrument's course of instruction for delivery worldwide via the Internet. Under the agreement we are providing these course development services on our standard terms. The agreement will continue until December 31, 2002 unless terminated earlier. In fiscal 1999, we generated revenues of $161,000 under our agreement with Texas Instruments.

     During fiscal 1998 and fiscal 1999, Mario M. Rosati, a member of Wilson Sonsini Goodrich & Rosati, our outside legal counsel, was a director of ours. We paid legal fees of $28,600 in fiscal 1998 and $123,000 in fiscal 1999 to Wilson Sonsini Goodrich & Rosati.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 1999, by the following individuals or groups:

     - each person, or group of affiliated persons, whom we know beneficially owns more than 5% of our outstanding stock;

     - each Named Executive Officer;

     - each of our directors; and

     - all of our directors and executive officers as a group.

     Unless otherwise indicated, the address for each stockholder on this table is c/o DigitalThink, Inc., 1098 Harrison Street, San Francisco, California 94103. Except as otherwise noted, and subject to applicable community property laws, to the best of our knowledge, the persons named in this table have sole voting and investing power with respect to all of the shares of common stock held by them.

     This table lists applicable percentage ownership based on 27,374,789 shares of common stock outstanding as of December 31, 1999, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon the closing of this offering, and also lists applicable percentage ownership based on 32,850,058 shares of common stock outstanding after completion of this offering and the private placement. Options to purchase shares of our common stock that are exercisable within 60 days of December 31, 1999 are deemed to be beneficially owned by the person holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage.

                                                                        PERCENT BENEFICIALLY OWNED
                                                 NUMBER OF SHARES    --------------------------------
     NAME AND ADDRESS OF BENEFICIAL OWNER       BENEFICIALLY OWNED   BEFORE OFFERING   AFTER OFFERING
     ------------------------------------       ------------------   ---------------   --------------
Samuel D. Kingsland(1)........................       9,031,124             33.0%             27.5%
  H&Q Venture Associates, LLC
  One Bush Street
  San Francisco, CA 94104
TI Ventures, L.P..............................       3,085,472             11.3               9.4
  H&Q Venture Associates, LLC
  One Bush Street
  San Francisco, CA 94104
H&Q Digital Think Investors, L.P.(2)..........       2,996,662             11.0               9.1
  H&Q Venture Associates, LLC
  One Bush Street
  San Francisco, CA 94104
Adobe Ventures, L.P.(3).......................       2,948,990             10.8               9.0
  H&Q Venture Associates, LLC
  One Bush Street
  San Francisco, CA 94104
The Walden Group(4)...........................       2,700,000              9.9               8.2
  750 Battery Street, Suite 700
  San Francisco, CA 94111
Steven L. Eskenazi(5).........................       2,700,000              9.9               8.2
  The Walden Group
  750 Battery Street, Suite 700
  San Francisco, CA 94111
Torstar Corporation...........................       2,076,923              7.6               6.3
  One Young Street, Sixth Floor
  Toronto, Canada M5E1P9
  Attn: David Wetherald

                                                                        PERCENT BENEFICIALLY OWNED
                                                 NUMBER OF SHARES    --------------------------------
     NAME AND ADDRESS OF BENEFICIAL OWNER       BENEFICIALLY OWNED   BEFORE OFFERING   AFTER OFFERING
     ------------------------------------       ------------------   ---------------   --------------
Peter J. Goettner(6)..........................       1,604,087              5.9               4.9
Steven C. Zahm(7).............................       1,411,129              5.2               4.3
Umberto Milletti(8)...........................       1,245,762              4.5               3.8
Todd A. Clyde(9)..............................          85,417                *                 *
Michael W. Pope(10)...........................          84,134                *                 *
E. Follett Carter.............................          80,000                *                 *
William H. Lane, III..........................          78,077                *                 *
Lyle E. Nevels(11)............................          35,625                *                 *
Michael W. Lodato.............................          15,385                *                 *
All directors and executive officers as a
  group (10 persons)(12)......................      16,370,740             59.0%             49.3%

-------------------------
  *  Less than 1% of the outstanding shares of common stock.

 (1) Includes 3,085,472 shares held by TI Ventures, L.P., 282,828 shares held by Adobe Ventures, L.P., 43,512 shares held by Adobe Ventures III, L.P. and 17,172 shares held by H&Q Adobe Ventures Management, L.P., 116,667 shares held by H&Q Adobe Ventures Management II, LLC, 2,860,181 shares held by H&Q Digital Think Investors, L.P. and 2,642 shares held by HQVA Adobe Ventures Management III, LLC. Mr. Kingsland disclaims beneficial ownership of such shares.

 (2) Includes 17,172 shares held by H&Q Adobe Ventures Management, L.P., 116,667 shares held by H&Q Adobe Ventures Management II, LLC, 2,860,181 shares held by H&Q Digital Think Investors, L.P. and 2,642 shares held by HQVA Adobe Ventures Management III, LLC.

 (3) Includes 282,828 shares held by Adobe Ventures, L.P., 43,512 shares held by Adobe Ventures III, L.P. and 2,622,650 shares held by Adobe Incentive Partners.

 (4) Includes 1,550,000 shares held by Walden Media Information Technology Fund, L.P., 220,000 shares held by Walden EDB Partners, L.P., 17,600 shares held by Walden EDB Partners II, L.P., 765,727 shares held by Walden-SBIC, L.P. and 146,673 shares held by Walden Technology Ventures II, L.P.

 (5) Includes 1,550,000 shares held by Walden Media Information Technology Fund, L.P., 220,000 shares held by Walden EDB Partners, L.P., 17,600 shares held by Walden EDB Partners II, L.P., 765,727 shares held by Walden-SBIC, L.P. and 146,673 shares held by Walden Technology Ventures II, L.P. Mr. Eskenazi disclaims beneficial ownership of such shares.

 (6) Includes 54,687 stock options exercisable within 60 days of December 31, 1999 and 75,000 shares beneficially owed by the Goettner-Shmunes 1999 Children's Trust UTA Dated July 26, 1999.

 (7) Includes 43,229 stock options exercisable within 60 days of December 31, 1999 and 100,000 shares held by the Zahm Children's Trust Dated September 3, 1999.

 (8) Includes 168,562 stock options exercisable within 60 days of December 31, 1999, 839,200 shares held by the Umberto Milletti and Julie Milletti Trust Dated March 10, 1999 and 200,000 shares held by Vincent Vitiello, Trustee of the Milletti Children's Trust UTA Dated August 13, 1999.

 (9) Includes 27,084 stock options exercisable within 60 days of December 31, 1999.

(10) Includes 68,749 stock options exercisable within 60 days of December 31, 1999.

(11) Includes 10,917 stock options exercisable within 60 days of December 31, 1999.

(12) Includes 373,228 stock options exercisable within 60 days of December 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our certificate of incorporation that becomes effective upon the closing of this offering authorizes the issuance of up to 100,000,000 shares of common stock, $0.001 par value, and authorizes the issuance of 10,000,000 shares of undesignated preferred stock, no par value. From time to time, our board of directors may establish the rights and preferences of the preferred stock. As of December 31, 1999, 4,560,199 shares of common stock were issued and outstanding and held by 79 stockholders, and 22,814,590 shares of preferred stock were issued and outstanding and held by 70 stockholders. Upon the closing of this offering, all outstanding shares of preferred stock will convert into an aggregate of 22,814,590 shares of common stock. There will be 32,850,058 shares of our common stock outstanding, assuming no exercise of the underwriters' over-allotment option and assuming no exercise after December 31, 1999 of outstanding options or warrants, after giving effect to the sale of the shares of common stock in this offering and the private placement. The following is a summary description of our capital stock. We encourage you to refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and applicable provisions of Delaware law for a more complete description.

COMMON STOCK

     Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of DigitalThink, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate in the future.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; or

     - delaying or preventing a change in our control without further action by the stockholders.

     Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

     In January 2000, we entered into a stock purchase agreement with GE Capital Equity Investments, Inc., under which, contingent upon and immediately following the completion of this offering, GE Capital agreed to invest $10,000,000 in a private placement of shares of our common stock at a price per share equal to 93% of the initial public offering price per share. In January 2000, we also entered into a stock purchase agreement with Tenet Healthcare under which, contingent upon and immediately following the completion of this offering, Tenet Healthcare agreed to invest $4,000,000 in a private placement of shares of our common stock at a price per share equal to 93% of the initial public offering price per share.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     After this offering, holders of 22,814,590 shares of common stock outstanding prior to the private placement and this offering (the "registrable securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between DigitalThink and the holders of the registrable securities. Beginning 180 days following the date of this prospectus, holders of at least 30% of the registrable securities may require on no more than two occasions, that we use our best efforts to register the registrable securities for public resale. We are obligated to register these shares only if the outstanding registrable securities have an anticipated public offering price of at least $10,000,000. Also, holders of registrable securities may require, no more than once during any six-month period, that we register their shares for public resale on Form S-3 or similar short-form registration if the value of the securities to be registered is at least $1,000,000. Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in that registration, but we may reduce the number of shares proposed to be registered in view of market conditions. These registration rights have been waived with respect to this offering. DigitalThink will bear all expenses in connection with any registration, other than underwriting discounts and commissions. All registration rights will terminate five years following the consummation of this offering provided that the aggregate proceeds of such registration exceed $15,000,000 at a per share issuance price of at least $8.00 per share, or with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of the holder's then held shares in any 90-day period under Rule 144 of the Securities Act.

     In connection with the private placement of securities with GE Capital, we have granted registration rights to GE Capital that entitle GE Capital to require us to register under the Securities Act the 768,049 shares it will purchase in the private placement on the 180(th) day following the date of this prospectus.

CERTAIN CHARTER AND BYLAW PROVISIONS AND DELAWARE LAW

     Certain provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

     - our acquisition by a tender offer;

     - our acquisition by a proxy contest; or

     - the removal of our incumbent officers and directors.

     These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure outweighs the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Classified Board

     Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with our stockholders electing one class each year. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Restrictions on Persons Able to Call Stockholder Meetings

     Under our bylaws, only the board of directors, the chairman of the board and the president may call special meetings of stockholders.

Advance Notification of Stockholder Nominations and Proposals Required

     Our bylaws establish advance notice procedures for stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

Delaware Anti-takeover Law

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with its affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Stockholder Action by Written Consent Eliminated

     Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

No Cumulative Voting

     Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

     The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in our control or management.

Amendment of Charter Provisions Require Supermajority Vote

     The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Norwest Bank Minnesota N.A. Norwest's telephone number for stockholder inquiries is (800) 468-9716.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering because of certain contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering and the private placement, we will have outstanding 32,850,058 shares of common stock based upon shares outstanding as of December 31, 1999, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options that do not expire prior to completion of this offering. Of these shares, the 4,400,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our "affiliates" as Rule 144 under the Securities Act defines that term. The remaining 28,450,058 shares of common stock held by existing stockholders and investors in the private placement are "Restricted Shares" as Rule 144 defines that term. These Restricted Shares are subject to lock-up agreements providing that, with certain limited exceptions, the stockholder will not offer, sell, contract to sell or otherwise dispose of any common stock or any securities that are convertible into common stock for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be resellable until 181 days after the date of this prospectus. In addition, 89,399 of these Restricted Shares are subject to lock-up agreements providing that the stockholders will not sell, transfer, assign, pledge, hypothecate or otherwise dispose of these shares of common stock for a period of one year after the effective date of the offering, except in compliance with Rule 2710(c)(7)(A) of the Conduct Rules of the National Association of Securities Dealers, Inc.

     A private placement of 1,075,269 shares will occur immediately following the closing of this offering. These shares will become eligible for sale in the public market one year from the date of this prospectus. GE Capital Equity Investments, one of the purchasers in the private placement, has registration rights for the shares purchased in the private placement. For additional information regarding these registration rights, please see "Description of Capital Stock -- Registration Rights."

     The remaining 27,374,789 shares of our common stock will be eligible for sale in the public market approximately when indicated in the following table:

At the effective date.......................................           0
181 days after the effective date...........................  23,287,783
More than 181 days after the effective date.................   4,087,006

     All of the shares eligible for sale 181 days after the effective date are subject to volume limitations under Rule 144, except 8,560,662 shares eligible for future sale under Rule 144(k) and 588,924 shares eligible for sale under Rule 701.

     In addition, as of December 31, 1999, there were options outstanding to purchase 4,017,729 shares of common stock, some of which will be exercised prior to this offering. After this offering, we intend to file a registration statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under our stock plans. However, all options are subject to lock-up agreements. Credit Suisse First Boston Corporation may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned Restricted Shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding which will equal approximately 250,000 shares immediately after this offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to DigitalThink who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares or until expiration of lock-ups, as discussed above.

     Also, beginning six months after the date of this offering, holders of 23,582,639 Restricted Shares will be entitled to certain rights with respect to registration of such shares for sale in the public market. See "Description of Capital Stock -- Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated February 24, 2000 we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Chase Securities Inc., and FleetBoston Robertson Stephens Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                               Number
                        Underwriter                           of Shares
                        -----------                           ---------
Credit Suisse First Boston Corporation......................  1,845,000
Chase Securities Inc........................................  1,127,500
FleetBoston Robertson Stephens Inc..........................  1,127,500
Adams, Harkness & Hill, Inc.................................     50,000
E*Offering Corp.............................................     50,000
W.R. Hambrecht + Co., LLC...................................     50,000
Invemed Associates LLC......................................     50,000
U.S. Bancorp Piper Jaffray Inc..............................     50,000
Thomas Weisel Partners LLC..................................     50,000
                                                              ---------
          Total.............................................  4,400,000
                                                              =========

     Chase H&Q is the tradename under which Chase Securities Inc. does business.

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 660,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $0.58 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                  Per Share                           Total
                                       -------------------------------   -------------------------------
                                          Without            With           Without            With
                                       Over-allotment   Over-allotment   Over-allotment   Over-allotment
                                       --------------   --------------   --------------   --------------
Underwriting Discounts and
  Commissions paid by us.............      $0.98            $0.98          $4,312,000       $4,958,800
Expenses payable by us...............      $0.16            $0.14          $  700,000       $  700,000

     The principal components of the offering expenses payable by us include the fees and expenses of our accountants and attorneys, the fees of our registrar and transfer agent, the cost of printing this prospectus, The Nasdaq Stock Market listing fee and filing fees paid to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Chase Securities Inc., one of the underwriters, may be deemed to be our affiliate. The offering is, therefore, being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Credit Suisse First Boston Corporation is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by Credit Suisse First Boston Corporation.

     We and our executive officers, directors and other of our security holders have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any common stock, or publicly disclose the intention to make any offer, sale, pledge disposition or filing without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in the case of issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

     The underwriters have reserved for sale, at the initial public offering price up to 600,000 shares of the common stock for executive officers, directors and persons associated with some of our customers and suppliers, who have expressed an interest in purchasing common stock in this offering. The underwriters may also reserve shares to sell to customers and potential customers. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons or entities purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     Our shares of common stock have been approved for listing on The Nasdaq Stock Market's National Market under the symbol "DTHK."

     A prospectus in electronic format will be made available on the Web sites maintained by one or more of the Underwriters participating in this offering. The Underwriters may agree to allocate a number of shares to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the Representatives of the Underwriters to Underwriters that may make Internet distributions on the same basis as other allocations. E*Offering Corp. is an online investment bank that has received an allocation of shares in its capacity as a syndicate member.

     H&Q Digital Think Investors, L.P. and Hambrecht & Quist Employee Venture Fund, LP II, affiliates of entities associated with Chase Securities Inc., one of the representatives of the underwriters, holds shares of preferred stock of DigitalThink that will convert into 2,872,980 shares of common stock upon the closing of the offering. H&Q DigitalThink Investors L.P. has two general partners. One of these general partner's function is purely administrative and has no control in making investment decisions. This administrative general partner is affiliated with Chase Securities Inc. All voting and dispositive control is held by a separate general partner that is not affiliated with Chase Securities Inc. This general partner is a limited liability company comprised of three persons, none of which is an affiliate of Chase Securities. Approximately 70% of the economic interests of H&Q DigitalThink Investors, L.P. are held by persons that are not affiliated with Chase Securities. The remaining approximately 30% of the economic interests are held by persons who are affiliated with Chase Securities, most of whom are individual employees of Chase Securities. H&Q DigitalThink Investors, L.P. holds 2,860,181 shares of common stock. The Hambrecht & Quist Employee Venture Fund, L.P. II (the "Employee Fund") is a limited partnership. The general partner is H&Q Venture Management LLC. H&Q Venture Management LLC is wholly owned by Hambrecht & Quist California, an entity affiliated with Chase Securities Inc. All of the limited partnership interests of the Employee Fund are held either by Hambrecht & Quist California or employees or Chase Securities Inc. and Hambrecht & Quist California. The decision of Chase Securities Inc. to distribute the common stock was made independent of H&Q Digital Think Investors, L.P. and Hambrecht & Quist Employee Venture Fund, LP II, which entities had no involvement in determining whether or when to distribute our common stock in this offering or the terms of this offering. Chase Securities Inc. will not receive any benefit from this offering other than its portion of the underwriting fee as paid by us.

     Pursuant to the rules and regulations of the National Association of Securities Dealers, Inc., 76,600 shares of our common stock held by H&Q DigitalThink Investors, L.P. but beneficially owned by persons associated or affiliated with Chase H&Q, and 12,799 shares of our common stock beneficially owned by the Employee Fund, may not be sold, transferred, assigned, pledged or hypothecated for a period of one year after the effective date of the offering, except in compliance with Rule 2710(c)(7)(A) of the Conduct Rules of the National Association of Securities Dealers, Inc.

     Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiation between us and the underwriters and does not reflect the market price of the common stock following the offering. The principal factors considered in determining the public offering price included:

     - the information in this prospectus and otherwise available to the underwriters;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - the prospects for our future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under the securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult with their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters with this offering will be passed upon for the underwriters by Morrison & Foerster, LLP, Palo Alto, California. As of the date of this prospectus, WS Investments, an investment partnership composed of current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially owned an aggregate of 63,000 shares of common stock of DigitalThink. Mario M. Rosati, our secretary and a member of our board of directors from our inception through February 1999, is a member of Wilson Sonsini Goodrich & Rosati. Mr. Rosati owns 7,000 shares of DigitalThink's common stock. In addition, Mr. Rosati and certain employees of Wilson Sonsini Goodrich & Rosati have expressed an interest in purchasing up to an aggregate of approximately 7,000 shares of our common stock in this offering through our reserved share program.

                                    EXPERTS

     The Financial Statements of DigitalThink, Inc. at March 31, 1998 and 1999 and for the period from April 22, 1996 (inception) through March 31, 1997 and the years ended March 31, 1998 and 1999 included in this prospectus and the related Financial Statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     DigitalThink has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to DigitalThink and our common stock, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by such reference. Copies of the registration statement, including exhibits and schedules thereto, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., or obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

     Following this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934. Under this act, we will file with the SEC quarter reports on Form 10-Q and annual reports on Form 10-K. Copies of these filings will be available from the SEC, either through its principal office and its Public Reference Section, or at the SEC's World Wide Web site.

                               DIGITALTHINK, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Balance Sheets as of March 31, 1998 and 1999 and December
  31, 1999 (unaudited)......................................  F-3
Statements of Operations for the Period from April 22, 1996
  (Inception) Through March 31, 1997, the Years Ended March
  31, 1998 and 1999 and Nine Months Ended December 31, 1998
  (unaudited) and 1999 (unaudited)..........................  F-4
Statements of Shareholders' Deficit for the Period from
  April 22, 1996 (Inception) Through March 31, 1997, the
  Years Ended March 31, 1998 and 1999 and Nine Months Ended
  December 31, 1998 (unaudited) and 1999 (unaudited)........  F-5
Statements of Cash Flows for the Period from April 22, 1996
  (Inception) Through March 31, 1997, the Years Ended March
  31, 1998 and 1999 and Nine Months Ended December 31, 1998
  (unaudited) and 1999 (unaudited)..........................  F-6
Notes to Financial Statements for the Period from April 22,
  1996 (Inception) Through March 31, 1997, the Years Ended
  March 31, 1998 and 1999 and Nine Months Ended December 31,
  1998 (unaudited) and 1999 (unaudited).....................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of DigitalThink, Inc.

     We have audited the accompanying balance sheets of DigitalThink, Inc. as of March 31, 1998 and 1999, and the related statements of operations, shareholders' deficit and cash flows for the period from April 22, 1996 (inception) through March 31, 1997 and the years ended March 31, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of DigitalThink, Inc. at March 31, 1998 and 1999, and the results of its operations and its cash flows for the period from April 22, 1996 (inception) through March 31, 1997 and the years ended March 31, 1998 and 1999 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
June 4, 1999
(December 2, 1999 as to Note 11)

                               DIGITALTHINK, INC.

                                 BALANCE SHEETS

                                                             MARCH 31,                            PRO FORMA
                                                     --------------------------   DECEMBER 31,   DECEMBER 31,
                                                        1998           1999           1999           1999
                                                     -----------   ------------   ------------   ------------
                                                                                                   (NOTE 1)
                                                                                          (UNAUDITED)
                                                   ASSETS
Current assets:
  Cash and equivalents.............................  $ 2,862,350   $  9,455,050   $ 23,343,983
  Restricted cash..................................           --             --      1,800,000
  Accounts receivable, net of allowance for
    doubtful accounts of $10,000, $75,108 and
    $215,108, respectively.........................      250,698      1,115,423      2,510,704
  Prepaid expenses and other current assets........       51,139         34,395        743,425
                                                     -----------   ------------   ------------
         Total current assets......................    3,164,187     10,604,868     28,398,112
Property and equipment, net........................      384,743        698,469      3,109,379
Other assets.......................................       31,500         26,500         37,866
                                                     -----------   ------------   ------------
         Total assets..............................  $ 3,580,430   $ 11,329,837   $ 31,545,357
                                                     ===========   ============   ============

                                LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED
                                  STOCK AND SHAREHOLDERS' EQUITY (DEFICIT)
Liabilities:
  Accounts payable.................................  $    78,430   $    374,906   $  1,097,458
  Accrued liabilities..............................      225,886        711,210      2,336,939
  Deferred revenues................................      244,711      1,165,343      3,748,585
                                                     -----------   ------------   ------------
         Total current liabilities.................      549,027      2,251,459      7,182,982
                                                     -----------   ------------   ------------
Commitments and contingencies (Note 10)
Redeemable convertible preferred stock:
  Redeemable convertible preferred stock -- no par
    value; shares authorized:
    25,000,000 (aggregate redemption value of
      $24,583,187 and aggregate liquidation value
      of $19,123,488 at March 31, 1999):
    Series A, 6,600,000 shares designated;
      3,184,000 shares issued and outstanding (none
      pro forma)...................................    2,337,568      2,921,960      3,460,776             --
    Series B, 8,000,000 shares designated;
      7,726,668 shares issued and outstanding (none
      pro forma)...................................    6,991,625      8,710,780     10,333,782             --
    Series C, 9,333,334 shares designated;
      7,824,305 shares issued and outstanding at
      March 31, 1999 and 7,904,305 shares at
      December 31, 1999 (none pro forma)...........           --     12,950,447     15,405,194             --
    Series D, 4,000,000 shares designated;
      3,999,617 shares issued and outstanding at
      December 31, 1999 (none pro forma)...........           --             --     27,015,094             --
                                                     -----------   ------------   ------------   ------------
         Total redeemable convertible preferred
           stock...................................    9,329,193     24,583,187     56,214,846             --
Shareholders' equity (deficit):
  Common stock -- no par value; shares authorized:
    51,500,000; shares issued and outstanding:
    4,057,000 in 1998, 4,130,848 at March 31, 1999,
    4,560,199 at December 31, 1999 and 27,374,789
    pro forma......................................        6,810        400,414      9,601,004   $ 65,815,850
  Deferred stock compensation......................           --       (331,681)    (7,378,581)    (7,378,581)
  Accumulated deficit..............................   (6,304,600)   (15,573,542)   (34,074,894)   (34,074,894)
                                                     -----------   ------------   ------------   ------------
         Total shareholders' equity (deficit)......   (6,297,790)   (15,504,809)   (31,852,471)    24,362,375
                                                     -----------   ------------   ------------   ------------
         Total liabilities, redeemable convertible
           preferred stock and shareholders' equity
           (deficit)...............................  $ 3,580,430   $ 11,329,837   $ 31,545,357   $ 31,545,357
                                                     ===========   ============   ============   ============

See notes to financial statements.

                               DIGITALTHINK, INC.

                            STATEMENTS OF OPERATIONS

                                           PERIOD FROM
                                            APRIL 22,
                                               1996                                       NINE MONTHS ENDED
                                           (INCEPTION)      YEARS ENDED MARCH 31,            DECEMBER 31,
                                           TO MARCH 31,   -------------------------   --------------------------
                                               1997          1998          1999          1998           1999
                                           ------------   -----------   -----------   -----------   ------------
                                                                                             (UNAUDITED)
Revenues:
  Delivered Learning fees................  $     4,751    $   147,679   $ 1,033,888   $   684,571   $  3,055,661
  Learning Solutions services............       20,000         52,500       812,667       472,500      3,432,086
                                           -----------    -----------   -----------   -----------   ------------
         Total revenues..................       24,751        200,179     1,846,555     1,157,071      6,487,747
Costs and expenses:
  Cost of Delivered Learning fees........       29,030        363,271       854,490       569,412      1,454,383
  Cost of Learning Solution services.....       10,986         38,870       361,280       138,137      1,819,828
  Content research and development.......      250,578        886,617     1,657,084       968,475      2,775,404
  Technology research and development....      299,128        664,922     1,005,069       715,068      2,365,032
  Selling and marketing..................      187,915      1,399,897     2,970,092     2,037,680      7,218,351
  General and administrative.............      157,142        418,511       622,475       424,314      1,519,328
  Depreciation and amortization..........       10,351         83,086       235,750       153,411        524,573
  Stock-based compensation(*)............           --             --        57,582         3,163      2,096,453
                                           -----------    -----------   -----------   -----------   ------------
         Total costs and expenses........      945,130      3,855,174     7,763,822     5,009,660     19,773,352
                                           -----------    -----------   -----------   -----------   ------------
Loss from operations.....................     (920,379)    (3,654,995)   (5,917,267)   (3,852,589)   (13,285,605)
Interest and other income................       32,251        185,715       165,861        73,755        349,356
                                           -----------    -----------   -----------   -----------   ------------
Net loss.................................  $  (888,128)   $(3,469,280)  $(5,751,406)  $(3,778,834)  $(12,936,249)
                                           ===========    ===========   ===========   ===========   ============
Accretion of redeemable convertible
  preferred stock........................  $   278,055    $ 1,669,137   $ 3,517,536   $ 2,194,419   $  5,565,103
                                           -----------    -----------   -----------   -----------   ------------
Loss attributable to common
  shareholders...........................  $(1,166,183)   $(5,138,417)  $(9,268,942)  $(5,973,253)  $(18,501,352)
                                           ===========    ===========   ===========   ===========   ============
Basic and diluted loss per common
  share..................................  $     (0.29)   $     (1.27)  $     (2.26)  $     (1.46)  $      (4.32)
                                           ===========    ===========   ===========   ===========   ============
Shares used in basic and diluted loss per
  common share...........................    4,010,353      4,035,909     4,095,116     4,088,316      4,280,139
                                           ===========    ===========   ===========   ===========   ============
Pro forma basic and diluted loss per
  common share (Note 1)..................                               $     (0.56)  $     (0.39)  $      (0.77)
                                                                        ===========   ===========   ============
Shares used in pro forma basic and
  diluted loss per common share (Note
  1).....................................                                16,686,553    15,240,384     23,930,004
                                                                        ===========   ===========   ============
(*) Stock-based compensation:
    Cost of Delivered Learning fees......           --             --   $     3,116   $        --   $     98,472
    Cost of Learning Solution services...           --             --         3,960           828        166,109
    Content research and development.....           --             --         3,491           206         45,915
    Technology research and
      development........................           --             --        12,770         1,223        230,101
    Selling and marketing................           --             --        25,240           820        606,779
    General and administrative...........           --             --         9,005            86        949,077
                                           -----------    -----------   -----------   -----------   ------------
      Total..............................  $        --    $        --   $    57,582   $     3,163   $  2,096,453
                                           ===========    ===========   ===========   ===========   ============

See notes to financial statements.

                               DIGITALTHINK, INC.

                      STATEMENTS OF SHAREHOLDERS' DEFICIT

                                                COMMON STOCK
                                           ----------------------   DEFERRED STOCK   ACCUMULATED
                                            SHARES       AMOUNT      COMPENSATION      DEFICIT         TOTAL
                                           ---------   ----------   --------------   ------------   ------------
Balances, April 22, 1996 (inception).....         --   $       --    $        --     $         --   $         --
Issuance of founders' common stock for
  cash in May 1996 at $0.001 per share...  3,960,000        3,960                                          3,960
Issuance of common stock in May 1996.....     40,000           --                                             --
Exercise of stock options................     27,000        1,350                                          1,350
Accretion for redemption value on Series
  A preferred stock......................                                                (278,055)      (278,055)
Net loss.................................                                                (888,128)      (888,128)
                                           ---------   ----------    -----------     ------------   ------------
Balances, March 31, 1997.................  4,027,000        5,310             --       (1,166,183)    (1,160,873)
Exercise of stock options................     30,000        1,500                                          1,500
Accretion for redemption value on Series
  A and B preferred stock................                                              (1,669,137)    (1,669,137)
Net loss.................................                                              (3,469,280)    (3,469,280)
                                           ---------   ----------    -----------     ------------   ------------
Balances, March 31, 1998.................  4,057,000        6,810             --       (6,304,600)    (6,297,790)
Exercise of stock options................     73,848        4,341                                          4,341
Accretion for redemption value on Series
  A, B and C preferred stock.............                                              (3,517,536)    (3,517,536)
Deferred stock compensation..............                 389,263       (389,263)                             --
Amortization of deferred stock
  compensation...........................                                 57,582                          57,582
Net loss.................................                                              (5,751,406)    (5,751,406)
                                           ---------   ----------    -----------     ------------   ------------
Balances, March 31, 1999.................  4,130,848      400,414       (331,681)     (15,573,542)   (15,504,809)
Exercise of stock options*...............    429,351       57,237                                         57,237
Accretion for redemption value of Series
  A, B, C and D preferred stock*.........                                              (5,565,103)    (5,565,103)
Deferred stock compensation*.............               9,143,353     (9,143,353)                             --
Amortization of deferred stock
  compensation*..........................                              2,096,453                       2,096,453
Net loss*................................                                             (12,936,249)   (12,936,249)
                                           ---------   ----------    -----------     ------------   ------------
Balances, December 31, 1999*.............  4,560,199   $9,601,004    $(7,378,581)    $(34,074,894)  $(31,852,471)
                                           =========   ==========    ===========     ============   ============

* (Unaudited)

See notes to financial statements.

                               DIGITALTHINK, INC.

                            STATEMENTS OF CASH FLOWS

                                    PERIOD FROM
                                     APRIL 22,
                                       1996
                                    (INCEPTION)                                       NINE MONTHS ENDED
                                      THROUGH        YEARS ENDED MARCH 31,              DECEMBER 31,
                                     MARCH 31,     --------------------------    ---------------------------
                                       1997           1998           1999           1998            1999
                                    -----------    -----------    -----------    -----------    ------------
                                                                                         (UNAUDITED)
Cash flows from operating
  activities:
  Net loss........................  $ (888,128)    $(3,469,280)   $(5,751,406)   $(3,778,834)   $(12,936,249)
  Adjustments to reconcile net
    loss to net cash used in
    operating activities:
    Depreciation and
      amortization................      10,351          83,086        235,750        153,411         524,573
    Amortization of deferred stock
      compensation................          --              --         57,582          3,163       2,096,453
    Changes in assets and
      liabilities:
      Restricted cash.............          --              --             --             --      (1,800,000)
      Accounts receivable.........      (1,502)       (249,196)      (864,725)      (163,009)     (1,395,281)
      Prepaid expenses and other
         current assets...........      (3,377)        (47,762)        16,744         28,972        (709,030)
      Accounts payable............      40,498          37,932        296,476         15,113         722,552
      Accrued liabilities.........      16,645         209,241        485,324        175,140       1,625,729
      Deferred revenue............      20,000         224,711        920,632        426,262       2,583,242
                                    ----------     -----------    -----------    -----------    ------------
         Net cash used in
           operating activities...    (805,513)     (3,211,268)    (4,603,623)    (3,139,782)     (9,288,011)
                                    ----------     -----------    -----------    -----------    ------------
Cash flows from investing
  activities:
  Purchases of property and
    equipment.....................    (108,343)       (369,837)      (549,476)      (293,141)     (2,935,483)
  Other assets....................      (3,116)        (28,384)         5,000          5,000         (11,366)
                                    ----------     -----------    -----------    -----------    ------------
         Net cash used in
           investing activities...    (111,459)       (398,221)      (544,476)      (288,141)     (2,946,849)
                                    ----------     -----------    -----------    -----------    ------------
Cash flows from financing
  activities:
  Proceeds from borrowing.........     137,000              --             --             --              --
  Proceeds from sale of preferred
    stock.........................   1,455,000       5,790,001     11,736,458      8,537,552      26,066,556
  Proceeds from sale of common
    stock.........................       5,310           1,500          4,341          2,590          57,237
                                    ----------     -----------    -----------    -----------    ------------
         Net cash provided by
           financing activities...   1,597,310       5,791,501     11,740,799      8,540,142      26,123,793
                                    ----------     -----------    -----------    -----------    ------------
Net increase in cash and
  equivalents.....................     680,338       2,182,012      6,592,700      5,112,219      13,888,933
Cash and equivalents, beginning of
  period..........................          --         680,338      2,862,350      2,862,350       9,455,050
                                    ----------     -----------    -----------    -----------    ------------
Cash and equivalents, end of
  period..........................  $  680,338     $ 2,862,350    $ 9,455,050    $ 7,974,569    $ 23,343,983
                                    ==========     ===========    ===========    ===========    ============
Supplemental disclosure of cash
  flow information --
  Conversion of loans payable to
    preferred stock...............  $  137,000     $        --    $        --    $        --    $         --
                                    ==========     ===========    ===========    ===========    ============

See notes to financial statements.

                               DIGITALTHINK, INC.

                         NOTES TO FINANCIAL STATEMENTS
   PERIOD FROM APRIL 22, 1996 (INCEPTION) THROUGH MARCH 31, 1997, YEARS ENDED MARCH 31, 1998 AND 1999 AND NINE MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)
                              AND 1999 (UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Organization -- DigitalThink, Inc. (the Company) was incorporated in California on April 22, 1996 to provide Web-based training courses and training delivery technology. The Company completed the development of its delivery technology and initial content, and began substantial sales and marketing efforts in fiscal year 1998. The Company's operations are currently conducted in the United States exclusively.

     Unaudited Interim Financial Information -- The interim financial information as of December 31, 1999 and for the nine months ended December 31, 1998 and 1999 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the nine months ended December 31, 1999 are not necessarily indicative of the results that may be expected for the year ending March 31, 2000.

     Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses as of the dates and for the periods presented. Actual results could differ from those estimates.

     Cash and Equivalents -- The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

     Customer Concentrations -- Accounts receivable are unsecured, and the Company is at risk to the extent that such amounts become uncollectible. At March 31, 1999, three accounts represented 19%, 14% and 11% of gross accounts receivable, respectively.

     In fiscal 1998, revenues from two customers accounted for 37% and 31% of total revenues. In fiscal 1999, no customer accounted for more than 10% of total revenues. In the nine months ended December 31, 1999, one customer accounted for 34% of total revenues.

     Property and Equipment -- Property and equipment is stated at cost. Depreciation is computed using the straight line method over estimated useful lives of three to four years.

     Long-Lived Assets -- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of that asset may not be recoverable. An impairment loss would be recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

     Revenue Recognition -- Tuition payments (delivered learning fees) allow access to training systems, courses hosted by the Company, tutor support and other learning materials for a fixed period, typically six months. Delivered learning fees are recognized ratably over this access period. Revenues for custom course development (learning solutions services) are recognized as earned in accordance with Statement of Position (SOP) 81-1, Accounting for Performance of Construction/ Production-Type Contracts, as development progresses on the percentage of completion method. We measure the percentage of completion based on the ratio of actual custom development costs incurred to date on each course to total estimated costs to complete the custom course. Provisions for estimated losses on incomplete contracts will be made on a contract by contract basis and recognized

                               DIGITALTHINK, INC.

   PERIOD FROM APRIL 22, 1996 (INCEPTION) THROUGH MARCH 31, 1997, YEARS ENDED MARCH 31, 1998 AND 1999 AND NINE MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)
                              AND 1999 (UNAUDITED)

in the period in which such losses become probable and can be reasonably estimated. To date, there have been no such losses. Custom contracts typically call for non-refundable payments due upon achievement of certain milestones in production of the courses. Deferred revenues represent customer prepayments for both delivered learning fees and learning solution services.

     Royalty payments to course authors are expensed as incurred as the recoverability of such royalties against future revenues is uncertain. Royalty expenses are included in content production and development expenses in the accompanying financial statements.

     Research and development expenses are charged to operations as incurred. Such expenses include web site development costs. To date, web site development costs which meet the capitalization criteria of SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, have not been significant.

     Income Taxes -- The Company accounts for income taxes using an asset and liability approach. Deferred tax liabilities are recognized for future taxable amounts and deferred tax assets are recognized for future deductions and operating loss carryforwards, net of a valuation allowance to reduce net deferred tax assets to amounts that are more likely than not to be realized.

     Stock-Based Awards -- The Company accounts for stock-based awards to employees under its stock option plan and employee stock purchase plan as noncompensatory in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

     Loss per Common Share -- Basic loss per common share excludes dilution and is computed by dividing loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Common share equivalents are excluded from the computation in loss periods as their effect would be antidilutive.

     Pro Forma Net Loss per Common Share -- Pro forma basic and diluted loss per common share is computed by dividing loss attributable to common shareholders by the weighted average number of shares outstanding for the period and the weighted average number of common shares resulting from the assumed conversion of outstanding shares of redeemable convertible preferred stock.

     Unaudited Pro Forma Information -- The unaudited pro forma balance sheet information assumes that the conversion upon closing of an initial public offering of each share of preferred stock to one share of common stock had actually occurred at December 31, 1999. Estimated proceeds from the common shares to be issued as a result of such initial public offering are excluded.

     Recently Issued Accounting Standards -- In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, which requires an enterprise to report by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. The Company had no items of other comprehensive income to report through December 31, 1999. The Company currently operates in one

                               DIGITALTHINK, INC.

   PERIOD FROM APRIL 22, 1996 (INCEPTION) THROUGH MARCH 31, 1997, YEARS ENDED MARCH 31, 1998 AND 1999 AND NINE MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)
                              AND 1999 (UNAUDITED)

reportable segment under SFAS No. 131. Adoption of these statements did not impact the Company's financial position, results of operations or cash flows.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for the Company in fiscal 2002. The Company does not believe that adoption of this statement will have a material impact on the Company's financial position or results of operations.

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                    MARCH 31,
                                               --------------------   DECEMBER 31,
                                                 1998       1999          1999
                                               --------   ---------   ------------
Furniture and fixtures.......................  $ 25,133   $  28,164    $   28,164
Computer hardware and software...............   434,807     954,443     3,101,162
Leasehold improvements.......................    18,239      45,048       823,539
Accumulated depreciation.....................   (93,436)   (329,186)     (843,486)
                                               --------   ---------    ----------
          Property and equipment, net........  $384,743   $ 698,469    $3,109,379
                                               ========   =========    ==========

3. ACCRUED LIABILITIES

     Accrued liabilities consists of the following:

                                                     MARCH 31,
                                                -------------------   DECEMBER 31,
                                                  1998       1999         1999
                                                --------   --------   ------------
Payroll and related expenses..................  $ 70,612   $204,955    $  943,117
Royalties.....................................    22,500     78,279       146,249
Deferred rent.................................        --     10,000       340,938
Other.........................................   132,774    417,976       906,635
                                                --------   --------    ----------
          Total accrued liabilities...........  $225,886   $711,210    $2,336,939
                                                ========   ========    ==========

4. INCOME TAXES

     No income taxes were provided for any of the periods presented due to the Company's net losses.

                               DIGITALTHINK, INC.

   PERIOD FROM APRIL 22, 1996 (INCEPTION) THROUGH MARCH 31, 1997, YEARS ENDED MARCH 31, 1998 AND 1999 AND NINE MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)
                              AND 1999 (UNAUDITED)

     Deferred tax assets (liabilities) are comprised of the following:

                                                               MARCH 31,
                                                       --------------------------
                                                          1998           1999
                                                       -----------    -----------
Deferred tax assets:
  Accruals and reserves..............................  $   150,546    $    90,755
  Net operating losses and tax credits carried
     forward.........................................    1,565,235      3,789,381
  Depreciation.......................................        4,461          2,544
                                                       -----------    -----------
          Total gross deferred tax asset before
             valuation allowance.....................    1,720,242      3,882,680
Valuation allowance..................................   (1,720,242)    (3,882,680)
                                                       -----------    -----------
Deferred tax liabilities -- depreciation.............           --             --
                                                       -----------    -----------
Net deferred tax asset...............................  $        --    $        --
                                                       ===========    ===========

     At March 31, 1999, the Company had available federal and California state net operating loss carryforwards of approximately $9.5 million and $9.6 million, respectively, to offset future taxable income through 2019 and 2005, respectively. At March 31, 1998 and 1999, the net deferred tax assets have been fully reserved due to the uncertainty surrounding the realization of such benefits.

     Current tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an "ownership change," as defined by the Internal Revenue Code. If there should be an ownership change, the Company's ability to utilize its carryforwards could be limited.

5. REDEEMABLE CONVERTIBLE PREFERRED STOCK

Redeemable Convertible Preferred Stock

     In July 1996, the Company issued 2,910,000 shares of Series A preferred stock for cash at $0.50 per share. In December 1996, 274,000 shares of Series A preferred stock were issued upon conversion of $137,000 of convertible notes. In June 1997, the Company issued 7,726,668 shares of Series B preferred stock for $0.75 per share. In December 1998 and March 1999, the Company issued 7,824,305 shares of Series C preferred stock for $1.50 per share.

                               DIGITALTHINK, INC.

   PERIOD FROM APRIL 22, 1996 (INCEPTION) THROUGH MARCH 31, 1997, YEARS ENDED MARCH 31, 1998 AND 1999 AND NINE MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)
                              AND 1999 (UNAUDITED)

     Changes in each class of preferred stock are as follows:

                                                    SERIES A      SERIES B      SERIES C
                                                   ----------    ----------    -----------
Balances, April 22, 1996 (inception).............  $       --    $       --    $        --
Issuances of Series A............................   1,592,000
Accretion of redemption value....................     278,055
                                                   ----------    ----------    -----------
Balances, March 31, 1997.........................   1,870,055            --             --
Issuances of Series B............................                 5,790,001
Accretion of redemption value....................     467,513     1,201,624
                                                   ----------    ----------    -----------
Balances, March 31, 1998.........................   2,337,568     6,991,625             --
Issuances of Series C............................                               11,736,458
Accretion of redemption value....................     584,392     1,719,155      1,213,989
                                                   ----------    ----------    -----------
Balances, March 31, 1999.........................  $2,921,960    $8,710,780    $12,950,447
                                                   ==========    ==========    ===========

     Significant terms of the outstanding Series A, Series B and Series C preferred stock are as follows:

     - Shares are redeemable at the option of the holders of a majority of the outstanding preferred shares beginning on July 19, 2001 if the Company has not completed a public offering of more than $15,000,000 of Company stock for not less than $5.00 per share. The redemption price of Series A preferred stock is $0.50 per share plus a 25% compound annual rate of return from July 19, 1996 (as adjusted for any stock dividends, combinations, or splits), resulting in an aggregate redemption value of $2,921,960 at March 31, 1999. The redemption price of Series B preferred stock is $0.75 per share plus a 25% compound annual rate of return from June 1, 1997, resulting in an aggregate redemption value of $8,710,780 at March 31, 1999. The redemption price of Series C preferred stock is $1.50 per share plus a 25% compound annual rate of return from October 30, 1998, resulting in an aggregate redemption value of $12,950,447 at March 31, 1999. Series B and Series C preferred stock are also redeemable at the option of each of the shareholders in accordance with the terms above, in the event that the Company enters into a substantial new business, as defined by the Company's board. The redemption value is being accreted over the redemption period.

     - Each share is convertible into one share of common stock at the option of the shareholder. Such shares will be converted automatically upon an underwritten public offering of the Company's common stock meeting certain criteria.

     - Each share has voting rights equivalent to the number of shares of common stock into which it is convertible.

     - Shareholders of Series A, Series B and Series C preferred stock are entitled to dividends of $0.04, $0.06 and $0.12 per share per annum, respectively, as declared by the board of directors. No dividends have been declared or paid.

     - In the event of liquidation, dissolution or winding up of the Company, shareholders of Series B and Series C preferred stock are entitled to receive $0.75 and $1.50 per share, respectively,

                               DIGITALTHINK, INC.

   PERIOD FROM APRIL 22, 1996 (INCEPTION) THROUGH MARCH 31, 1997, YEARS ENDED MARCH 31, 1998 AND 1999 AND NINE MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)
                              AND 1999 (UNAUDITED)

       plus any declared but unpaid dividends prior to any distribution to holders of Series A preferred stock or common stock. Holders of Series A preferred stock are entitled to receive $0.50 per share plus any declared but unpaid dividends prior to any distribution to the common shareholders.

6. SHAREHOLDERS' DEFICIT

Common Stock

     Upon inception of the Company, the Company issued 3,960,000 shares of common stock to founders for cash at $0.001 per share, resulting in proceeds of $3,960. The Company also issued 40,000 shares of common stock to a founding board member of the Company for no consideration.

Stock Option Plan

     The Company's stock option plan provides for the grant of up to 3,375,000 incentive or nonstatutory stock options to officers, employees, directors and consultants. Options vest over four years and expire over terms up to ten years.

                               DIGITALTHINK, INC.

   PERIOD FROM APRIL 22, 1996 (INCEPTION) THROUGH MARCH 31, 1997, YEARS ENDED MARCH 31, 1998 AND 1999 AND NINE MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)
                              AND 1999 (UNAUDITED)

     A summary of option activity under the Plan is as follows:

                                                                          WEIGHTED
                                                                          AVERAGE
                                                               NUMBER     EXERCISE
                                                              OF SHARES    PRICE
                                                              ---------   --------
Balances, April 22, 1996 (inception)........................         --    $   --
Granted (weighted average fair value of $0.013).............    285,500     0.050
Exercised...................................................    (27,000)    0.050
                                                              ---------    ------
Balances, March 31, 1997 (10,000 shares exercisable at a
  weighted average exercise price of $0.05 per share).......    258,500     0.050
Granted (weighted average fair value of $0.014).............    843,000     0.067
Canceled....................................................    (81,367)    0.050
Exercised...................................................    (30,000)    0.050
                                                              ---------    ------
Balances, March 31, 1998 (72,501 shares exercisable at a
  weighted average exercise price of $0.054 per share)......    990,133     0.065
Granted (weighted average fair value of $0.03)..............  1,461,250     0.289
Canceled....................................................   (192,486)    0.093
Exercised...................................................    (73,848)    0.059
                                                              ---------    ------
Balances, March 31, 1999 (397,626 shares exercisable at
  weighted average exercise price of $0.074 per share)......  2,185,049     0.230
Granted (weighted average fair value of $3.82)..............  2,469,300     1.530
Canceled....................................................   (207,269)    0.450
Exercised...................................................   (429,351)    0.130
                                                              ---------    ------
Balances, December 31, 1999 (431,960 shares exercisable at a weighted average exercise price of $0.49 per share)
  (unaudited)...............................................  4,017,729    $ 1.01
                                                              =========    ======

     At March 31, 1999, 445,736 shares were available for future grant under the Plan.

     The following table summarizes information as of March 31, 1999 concerning options outstanding:

                                                      WEIGHTED AVERAGE
                                                         REMAINING
             EXERCISE                  OPTIONS        CONTRACTUAL LIFE
              PRICES                 OUTSTANDING          (YEARS)           EXERCISABLE
             --------                -----------      ----------------      -----------
$0.050.............................     359,041             7.99              197,667
 0.075.............................     838,458             8.95              180,208
 0.250.............................     444,800             9.71               16,188
 0.500.............................     542,750             9.91                3,563
                                      ---------                               -------
                                      2,185,049                               397,626
                                      =========                               =======

                               DIGITALTHINK, INC.

   PERIOD FROM APRIL 22, 1996 (INCEPTION) THROUGH MARCH 31, 1997, YEARS ENDED MARCH 31, 1998 AND 1999 AND NINE MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)
                              AND 1999 (UNAUDITED)

Additional Stock Plan Information

     As discussed in Note 1, the Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations.

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), requires the disclosure of pro forma net income had the Company adopted the fair value method. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the minimum value pricing method with the following weighted average assumptions: expected life, 4 years in fiscal 1997, 4 years in fiscal 1998 and 2.7 years in fiscal 1999; average risk-free interest rate, 6% in fiscal 1997, 6% in fiscal 1998 and 5% in fiscal 1999; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach, and forfeitures are recognized as they occur.

     If the computed minimum values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, loss attributable to common shareholders and basic and diluted loss per share on a pro rata basis (as compared to such items as reported) would have been:

                                                   PERIODS ENDED MARCH 31,
                                           ---------------------------------------
                                             1997          1998           1999
                                           ---------    -----------    -----------
Net loss:
  As reported............................  $(888,128)   $(3,469,280)   $(5,751,406)
  Pro forma..............................  $(891,714)   $(3,473,029)   $(5,756,522)
Basic and diluted net loss per share:
  As reported............................  $   (0.29)   $     (1.27)   $     (2.26)
  Pro forma..............................  $   (0.29)   $     (1.27)   $     (2.26)

     At March 31, 1999, the Company had reserved shares of common stock for issuance as follows:

Conversion of outstanding preferred stock...................  18,734,973
Issuance under stock option plan............................   2,630,785
                                                              ----------
     Total..................................................  21,365,758
                                                              ==========

Stock-Based Compensation

     During the nine months ended December 31, 1999, the Company issued 2,469,300 common stock options at a weighted average price of $1.53 per share, which was less than the deemed weighted average fair value of $5.16 per share. Accordingly, the Company recorded $8,963,353 as the value of such options. In addition, during the nine months ended December 31, 1999, the Company

                               DIGITALTHINK, INC.

   PERIOD FROM APRIL 22, 1996 (INCEPTION) THROUGH MARCH 31, 1997, YEARS ENDED MARCH 31, 1998 AND 1999 AND NINE MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)
                              AND 1999 (UNAUDITED)

recorded $180,000 of deferred stock compensation related to the issuance of preferred stock at less than fair value. Stock-based compensation of $2,096,453 was amortized to expense in the nine months ended December 31, 1999 and at December 31, 1999, the Company had $7,378,581 in unamortized deferred stock compensation related to options, which will be amortized to expense through fiscal 2004.

     During fiscal 1999, the Company issued 966,500 common stock options at a weighted average price of $.39 per share, which were at prices less than the fair value of its common stock. The weighted average fair value of the common stock was $.79 per share. Accordingly, the Company recorded $389,263 as the value of such options in 1999. Stock-based compensation of $57,582 was amortized to expense in fiscal 1999 and at March 31, 1999 the Company had $331,681 in unamortized deferred stock compensation related to such options.

     During fiscal 1997 and 1998, the Company issued common stock options at exercise prices equal to the fair value of its common stock. Accordingly, no stock-based compensation was recorded for those periods.

7. NET LOSS PER SHARE

     For the period from April 22, 1996 (inception) to March 31, 1997, fiscal 1998 and 1998 and the nine months ended December 31, 1999, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following:

                                                  MARCH 31,
                                     -----------------------------------   DECEMBER 31,
                                       1997         1998         1999          1999
                                     ---------   ----------   ----------   ------------
Redeemable convertible
  preferred stock..................  3,184,000   10,910,668   18,734,973    22,814,590
Stock options......................    258,500      990,133    2,185,049     4,017,729
                                     ---------   ----------   ----------    ----------
          Total....................  3,442,500   11,900,801   20,920,022    26,832,319
                                     =========   ==========   ==========    ==========

8. RELATED PARTY TRANSACTIONS

     During fiscal years 1998 and 1999, the Company incurred legal expenses of $28,600 and $123,000 with a firm of which a board member is a partner.

     During fiscal year 1999, the Company generated revenues of $110,000, $161,000, $92,000 and $40,000 from four customers who are investors in the Company. Related accounts receivable totaled $322,000 at March 31, 1999.

9. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) retirement plan (the Plan) that covers substantially all employees of the Company. The Plan provides for voluntary salary reduction contributions of up to 20% of eligible

                               DIGITALTHINK, INC.

   PERIOD FROM APRIL 22, 1996 (INCEPTION) THROUGH MARCH 31, 1997, YEARS ENDED MARCH 31, 1998 AND 1999 AND NINE MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)
                              AND 1999 (UNAUDITED)

participants' annual compensation. The Company has not provided matching contributions for any of the periods presented.

10. COMMITMENTS

     The Company leases its principal office facilities under operating leases. As of March 31, 1999, future minimum payments under facilities operating leases are as follows:

                     FISCAL YEAR ENDING
                         MARCH 31,
                     ------------------
2000........................................................  $207,250
2001........................................................    52,500
Thereafter..................................................        --
                                                              --------
     Total..................................................  $259,750
                                                              ========

     Rent expense under operating leases was $103,211, $141,694 and $437,345 for the years ended March 31, 1998 and 1999 and the nine months ended December 31, 1999, respectively.

11. SUBSEQUENT EVENTS

     In June 1999, the Company entered into a facility lease commitment for a ten-year period with annual lease payments ranging from $1.2 million to $1.4 million. The lease requires the Company to maintain a $1.8 million letter of credit.

     In July 1999, the Company issued 80,000 shares of Series C preferred stock for $1.50 per share.

     In November 1999, the Company completed a Series D preferred stock offering of 3,999,617 shares at $6.50 per share, resulting in net proceeds of $25.9 million. Also in November 1999, the number of shares available for grant under the stock option plan was increased by 3,000,000 shares.

     On December 2, 1999, the Company adopted its 2000 Employee Stock Purchase Plan (ESPP). Under the ESPP, 200,000 shares of common stock have been reserved for issuance, with an annual increase in the number of shares reserved on the first day of each fiscal year. Under the ESPP, eligible employees may purchase shares of the Company's common stock through payroll deductions of up to 10% of the participant's compensation.

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